                    As Filed with the SEC on July 27, 2001.

                                                             FILE NO. 333-
                                                                       811-07727
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4
                   REGISTRATION STATEMENT UNDER THE SECURITIES

                                   ACT OF 1933                           [X]

                                                                         [ ]

                         PRE-EFFECTIVE AMENDMENT NO.                     [ ]

                       POST-EFFECTIVE AMENDMENT NO.                      [ ]

                                     AND/OR

                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940                         [X]

                                AMENDMENT NO.
                        (CHECK APPROPRIATE BOX OR BOXES)
                            ------------------------

                          VARIABLE ANNUITY ACCOUNT FIVE

                           (Exact Name of Registrant)

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                               (Name of Depositor)

                               1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022

              (Address of Depositor's Principal Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (310) 772-6000

                            CHRISTINE A. NIXON, ESQ.
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                               1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022

                     (Name and Address of Agent for Service)
Approximate date of proposed public offering:

     As soon as practicable after effectiveness of the Registration Statement.

Title of securities being registered:

     Interests in a Separate Account under group and individual flexible payment deferred annuity contracts.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
================================================================================

                          VARIABLE ANNUITY ACCOUNT FIVE
                              CROSS REFERENCE SHEET
                              PART A -- PROSPECTUS



ITEM NUMBER IN FORM N-4                                                                  CAPTION
----------------------------------------------------------------  -------------------------------------------
       1.  Cover Page...........................................  Cover Page
       2.  Definitions..........................................  Glossary
       3.  Synopsis.............................................  Highlights; Fee Tables; Portfolio Expenses; Examples
       4.  Condensed Financial Information......................  Examples
       5.  General Description of Registrant, Depositor and
             Portfolio Companies................................  The Seasons Select II 3-Year Variable Annuity; Other
                                                                    Information
       6.  Deductions...........................................  Expenses
       7.  General Description of Variable Annuity Contracts....  The Seasons Select II 3-Year Variable Annuity; Purchasing
                                                                    a Seasons Select II 3-Year Variable Annuity;
                                                                    Investment Options
       8.  Annuity Period.......................................  Income Options
       9.  Death Benefit........................................  Death Benefit
      10.  Purchases and Contract Value.........................  Purchasing a Seasons Select II 3-Year Variable Annuity
      11.  Redemptions..........................................  Access to Your Money
      12.  Taxes................................................  Taxes
      13.  Legal Proceedings....................................  Other Information -- Legal Proceedings
      14.  Table of Contents of Statement of Additional
             Information........................................  Table of Contents of Statement of Additional
                                                                    Information

                  PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.


ITEM NUMBER IN FORM N-4                                                                  CAPTION
----------------------------------------------------------------  -----------------------------------------------------
      15.  Cover Page...........................................  Cover Page
      16.  Table of Contents....................................  Table of Contents
      17.  General Information and History......................  The Seasons Select II 3-Year Variable Annuity (P);
                                                                    Separate Account; General Account; Investment
                                                                    Options (P); Other Information
      18.  Services.............................................  Other Information (P)
      19.  Purchase of Securities Being Offered.................  Purchasing a Seasons Select II 3-Year Variable Annuity (P)
      20.  Underwriters.........................................  Distribution of Contracts
      21.  Calculation of Performance Data......................  Performance Data
      22.  Annuity Payments.....................................  Income Options (P); Annuity Payments; Annuity Unit
                                                                    Values
      23.  Financial Statements.................................  Depositor; Other Information -- Financial Statements;
                                                                    Registrant; Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

INFORMATION CONTAINED HEREIN IS SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOME EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE PROSPECTUS IS DELIVERED IN FINAL FORM.

                            (Seasons Select II LOGO)

                                   PROSPECTUS
                                November 1, 2001

                   ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
                                   issued by
                         VARIABLE ANNUITY ACCOUNT FIVE
                                      and
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

The annuity contract has 24 investment choices - 4 fixed investment options which offer interest rates guaranteed by Anchor National for different periods of time, 4 variable investment SELECT PORTFOLIOS, 4 variable investment FOCUSED PORTFOLIOS and 4 variable investment SEASONS STRATEGIES:

           SELECT PORTFOLIOS                        FOCUSED PORTFOLIOS                       SEASONS STRATEGIES
            LARGE CAP GROWTH                           FOCUS GROWTH                                GROWTH
          LARGE CAP COMPOSITE                    FOCUS GROWTH AND INCOME                      MODERATE GROWTH
            LARGE CAP VALUE                            FOCUS VALUE                            BALANCED GROWTH
             MID CAP GROWTH                           FOCUS TECHNET                         CONSERVATIVE GROWTH
             MID CAP VALUE
               SMALL CAP
          INTERNATIONAL EQUITY
        DIVERSIFIED FIXED INCOME
            CASH MANAGEMENT

              all of which invest in the underlying portfolios of

                              SEASONS SERIES TRUST
                              which is managed by:

           SELECT PORTFOLIOS                        FOCUSED PORTFOLIOS                       SEASONS STRATEGIES
       DEUTSCHE ASSET MANAGEMENT                  FRED ALGER MANAGEMENT              PUTNAM INVESTMENT MANAGEMENT, INC.
     GOLDMAN SACHS ASSET MANAGEMENT                JENNISON ASSOCIATES                 T. ROWE PRICE ASSOCIATES, INC.
       JANUS CAPITAL CORPORATION              MARSICO CAPITAL MANAGEMENT LLC             JANUS CAPITAL CORPORATION
         LORD, ABBETT & COMPANY                 DRESDNER RCM GLOBAL FUNDS         SUNAMERICA ASSET MANAGEMENT CORPORATION
SUNAMERICA ASSET MANAGEMENT CORPORATION        SUNAMERICA ASSET MANAGEMENT           WELLINGTON MANAGEMENT COMPANY, LLP
     T. ROWE PRICE ASSOCIATES, INC.                    CORPORATION
    GOLDMAN SACHS ASSET MANAGEMENT/           VANWAGONER CAPITAL MANAGEMENT
  GOLDMAN SACHS ASSET MANAGEMENT INT'L         EQSF ADVISERS, INC. (D/B/A)
   WELLINGTON MANAGEMENT COMPANY, LLP                  THIRD AVENUE
                                                   THORNBURG INVESTMENT
                                                     MANAGEMENT, INC.
                                         AMERICAN CENTURY INVESTMENT MANAGEMENT,
                                                           INC.

You can put your money into any one or all of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS, SEASONS STRATEGIES and/or fixed investment options.

Please read this prospectus carefully before investing and keep it for your future reference. It contains important information you should know about the [Seasons Select(II) 3-Year] Variable Annuity.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated November 1, 2001. The SAI has been filed with the Securities and Exchange Commission ("SEC") and can be considered part of this prospectus.

The table of contents of the SAI appears on page 37 of this prospectus. For a free copy of the SAI, call us at 800/445-SUN2 or write our Annuity Service Center at, P.O. Box 54299, Los Angeles, California 90054-0299.

A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC.

ANNUITIES INVOLVE RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Anchor National files its Exchange Act documents and reports, including its annual and quarterly reports on Form 10-K and Form 10-Q, electronically pursuant to EDGAR under CIK No. 0000006342.

Anchor National is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

CHICAGO, ILLINOIS
500 West Madison Street
Chicago, IL 60661

NEW YORK, NEW YORK
7 World Trade Center, 13th Fl.
New York, NY 10048

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed.

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the separate account, Anchor National and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

The SEC also maintains a website (http:// www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by Anchor National.

Anchor National will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the documents incorporated by reference. Requests for these documents should be directed to Anchor National's Annuity Service Center, as follows:

     Anchor National Life Insurance Company
     Annuity Service Center
     P.O. Box 54299
     Los Angeles, California 90054-0299
     Telephone Number: (800) 445-SUN2

SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

Indemnification for liabilities arising under the Securities Act of 1933 (the "Act") is provided to Anchor National's officers, directors and controlling persons. The SEC has advised that it believes such indemnification is against public policy under the Act and unenforceable. If a claim for indemnification against such liabilities (other than for Anchor National's payment of expenses incurred or paid by its directors, officers or controlling persons in the successful defense of any legal action) is asserted by a director, officer or controlling person of Anchor National in connection with the securities registered under this prospectus, Anchor National will submit to a court with jurisdiction to determine whether the indemnification is against public policy under the Act. Anchor National will be governed by final judgment of the issue. However, if in the opinion of Anchor National's counsel this issue has been determined by controlling precedent, Anchor National will not submit the issue to a court for determination.

TABLE OF CONTENTS

GLOSSARY....................................................    4
HIGHLIGHTS..................................................    5
FEE TABLES..................................................    6
    Owner Transaction Expenses..............................    6
    Annual Separate Account Expenses........................    6
    Optional Seasons Estate Advantage Death Benefit Fee.....    6
    Optional Earnings Advantage Fee.........................    6
    Optional Income Protector Fee...........................    6
    Investment Portfolio Expenses of Portfolios.............    7
EXAMPLES....................................................    8
THE [SEASONS SELECT(II) 3-YEAR] VARIABLE ANNUITY............   10
PURCHASING A SEASONS SELECT(II) 3-YEAR VARIABLE ANNUITY.....   11
    Allocation of Purchase Payments.........................   11
    Accumulation Units......................................   11
    Free Look...............................................   12
INVESTMENT OPTIONS..........................................   12
    Variable Investment Options.............................   12
      The PORTFOLIOS........................................   12
      The SEASONS STRATEGIES................................   13
    Market Value Adjustment.................................   16
    Transfers During the Accumulation Phase.................   17
    Dollar Cost Averaging...................................   18
    Asset Allocation Rebalancing Program....................   19
    Principal Advantage Program.............................   19
    Voting Rights...........................................   19
    Substitution............................................   20
ACCESS TO YOUR MONEY........................................   20
    Free Withdrawal Provision...............................   20
    Systematic Withdrawal Program...........................   21
    Minimum Contract Value..................................   22
    Qualified Contract Owners...............................   22
DEATH BENEFIT...............................................   22
    Standard Death Benefit..................................   23
    Seasons Estate Advantage................................   23
    Spousal Continuation....................................   25
EXPENSES....................................................   25
    Insurance Charges.......................................   25
    Withdrawal Charges......................................   26
    Investment Charges......................................   26
    Contract Maintenance Fee................................   26
    Transfer Fee............................................   27
    Seasons Estate Advantage Fee............................   27
    Optional Income Protector Fee...........................   27
    Premium Tax.............................................   27
    Income Taxes............................................   27
    Reduction or Elimination of Charges and Expenses, and
     Additional Amounts Credited............................   27
INCOME OPTIONS..............................................   27
    Annuity Date............................................   27
    Income Options..........................................   28
    Allocation of Annuity Payments..........................   29
    Transfers During the Income Phase.......................   29
    Deferment of Payments...................................   29
    Income Protector........................................   29
TAXES.......................................................   32
    Annuity Contracts in General............................   32
    Tax Treatment of Distributions--Non-qualified
     Contracts..............................................   32
    Tax Treatment of Distributions--Qualified Contracts.....   33
    Minimum Distributions...................................   33
    Tax Treatment of Death Benefits.........................   33
    Diversification.........................................   34
PERFORMANCE.................................................   34
OTHER INFORMATION...........................................   35
    Anchor National.........................................   35
    The Separate Account....................................   35
    Custodian...............................................   35
    The General Account.....................................   35
    Distribution of the Contract............................   35
    Administration..........................................   36
    Legal Proceedings.......................................   36
    Ownership...............................................   36
    Independent Accountants.................................   36
    Registration Statement..................................   36
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....   37
APPENDIX A--CONDENSED FINANCIAL INFORMATION.................  A-1
APPENDIX B--MARKET VALUE ADJUSTMENT.........................  B-1
APPENDIX C--DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION...  C-1
APPENDIX D--PREMIUM TAXES...................................  D-1

GLOSSARY

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we define them in this glossary.

ACCUMULATION PHASE--The period during which you invest money in your contract.

ACCUMULATION UNITS--A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT(S)--The person(s) on whose life (lives) we base annuity payments.

ANNUITY DATE--The date on which annuity payments are to begin, as selected by you.

ANNUITY UNITS--A measurement we use to calculate the amount of annuity payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY(IES)--The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.

COMPANY--Anchor National Life Insurance Company ("Anchor National"), We, Us, the issuer of this annuity contract.

INCOME PHASE--The period during which we make annuity payments to you.

IRS--The Internal Revenue Service.

NON-QUALIFIED (CONTRACT)--A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

SELECT OR FOCUSED PORTFOLIO(S)--A sub-account of Variable Annuity Account Five which provides for the variable investment options available under the contract. Each SELECT and FOCUSED PORTFOLIO has a distinct investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust. This investment option allocates assets to an underlying fund in which a portion of the assets is managed by three different advisors.

PURCHASE PAYMENTS--The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.

QUALIFIED (CONTRACT)--A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").

SEASONS STRATEGY(IES)--A sub-account of Variable Annuity Account Five which provides for the variable investment options available under the contract. Each SEASONS STRATEGY has its own investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust. This investment option allocates assets to three out of six available portfolios, each of which is managed by a different investment advisor.

HIGHLIGHTS
--------------------------------------------------------------------------------

The [Seasons Select(II) 3-Year] Variable Annuity is a contract between you and Anchor National Life Insurance Company ("Anchor National"). It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or pre-allocated SEASONS STRATEGIES ("Variable Portfolios") and fixed account options. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.

FREE LOOK: If you cancel your contract within 10 days after receiving it (or whatever period is required in your state), we will cancel the contract without charging a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. This amount may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. Please see PURCHASING A SEASONS SELECT(II) 3-YEAR VARIABLE ANNUITY in the prospectus.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a [$35] contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct insurance charges, which equal [1.55%] annually of the average daily value of your contract allocated to the Variable Portfolios. These are investment charges on amounts invested in the Variable Portfolios. If you elect optional features available under the contract we may charge additional fees for these features. A separate withdrawal charge schedule applies to each Purchase Payment. The amount of the withdrawal charge declines over time. After a Purchase Payment has been made in the contract for three complete years, withdrawal charges no longer apply to that portion of the Purchase Payment. Please see the FEE TABLE, PURCHASING A SEASONS SELECT(II) 3-YEAR VARIABLE ANNUITY and EXPENSES in the prospectus.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income tax on earnings and untaxed, contributions when you withdraw them. Payment received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. Please see ACCESS TO YOUR MONEY and TAXES in the prospectus.

DEATH BENEFITS: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. Optional enhanced death benefits are also available. Please see DEATH BENEFITS in the prospectus.

INCOME OPTIONS: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different options, including an option for income that you cannot outlive. Please see INCOME OPTIONS in the prospectus.

Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the contract, as well as the risks of investing.

INQUIRIES: If you have questions about your contract call your financial representative or contact us at Anchor National Life Insurance Company Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone
Number: (800) 445-SUN2.

ANCHOR NATIONAL OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY PRODUCTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. EACH PRODUCT MAY OFFER DIFFERENT FEATURES AND BENEFITS AND CORRESPONDINGLY DIFFERENT FEES AND CHARGES. WHEN WORKING WITH YOUR FINANCIAL ADVISOR TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS YOU SHOULD CONSIDER, AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP MEET YOUR LONG-TERM RETIREMENT SAVINGS GOALS.

Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the contract, as well as the risks of investing.

                                   FEE TABLES
--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES

Withdrawal Charge as a percentage of Purchase Payments:

Year 1..........................................   [7%]
Year 2..........................................   [6%]
Year 3..........................................   [6%]
Year 4..........................................   [0%]

Contract Maintenance
Charge.................  [$35] each year ($30 in North
                         Dakota) (waived for Contracts
                         over $50,000)

OPTIONAL SEASONS ESTATE ADVANTAGE DEATH BENEFIT FEE

(The Seasons Estate Advantage Death Benefit offers a choice of one of two optional enhanced death benefits which are described more fully in the prospectus. If elected, the fee is an annualized charge that is deducted daily from your contract value.)

Fee as a % of your daily
  net asset value.........  [0% - 1.00%]

OPTIONAL INCOME PROTECTOR FEE

(The Income Protector which is described more fully in the prospectus is optional and if elected the fee is deducted annually from your contract value.)

GROWTH RATE    ANNUAL FEE AS A % OF YOUR INCOME BENEFIT BASE*
------------   ----------------------------------------------
[0% - 6.75%]           [0% - 1.00%]

* The Income Benefit Base, which is described more fully in the prospectus is generally calculated by using your contract value on the date of your effective enrollment in the program and then each subsequent contract anniversary, adding purchase payments made since the prior contract anniversary, less proportionate withdrawals, and fees and charges applicable to those withdrawals.

ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of daily net asset value)

Mortality Risk Charge.........................  [1.05%]
Expense Risk Charge...........................  [0.35%]
Distribution Expense Charge...................  [0.15%]
                                                -----
         Total Separate Account Expenses......  [1.55%]

OPTIONAL EARNINGS ADVANTAGE FEE

(Earnings Advantage, an enhanced death benefit feature, which is described more fully in the prospectus is optional and if elected, the fee is an annualized charge that is deducted daily from your contract value.)

Fee as a % of your daily
  net asset value.........  [0% - 1.00%]

                          [TO BE UPDATED BY AMENDMENT]
                  INVESTMENT PORTFOLIO EXPENSES OF PORTFOLIOS
(as a percentage of daily net asset value after any applicable reimbursement or waiver of expenses, as of the fiscal year end of the Trust ending March 31,
                                     2000)

                                                MANAGEMENT     SERVICE      OTHER     TOTAL ANNUAL
                                                   FEE       12b-1 FEES+   EXPENSES     EXPENSES
---------------------------------------------------------------------------------------------------
SELECT PORTFOLIOS(1)
    Large Cap Growth                               0.80%        0.15%        0.30%        1.25%
    Large Cap Composite                            0.80%        0.15%        0.30%        1.25%
    Large Cap Value                                0.80%        0.15%        0.30%        1.25%
    Mid Cap Growth                                 0.85%        0.15%        0.30%        1.30%
    Mid Cap Value                                  0.85%        0.15%        0.30%        1.30%
    Small Cap                                      0.85%        0.15%        0.30%        1.30%
    International Equity                           1.00%        0.15%        0.30%        1.45%
    Diversified Fixed Income                       0.70%        0.15%        0.30%        1.15%
    Cash Management                                0.55%        0.15%        0.30%        1.00%
---------------------------------------------------------------------------------------------------
FOCUSED PORTFOLIOS
    Focus Growth*                                  1.00%        0.15%        0.30%        1.45%
    Focus Growth and Income*                       1.00%        0.15%        0.30%        1.45%
    Focus Value                                       [%]          [%]          [%]          [%]
    Focus TechNet*                                 1.20%        0.15%        0.30%        1.65%
---------------------------------------------------------------------------------------------------

* This portfolio was not available for sale during the entire fiscal year of the Trust. The percentages are based on estimated amounts for the current fiscal year.

               INVESTMENT PORTFOLIO EXPENSES BY SEASONS STRATEGY
  (based on the total annual expenses of the underlying investment portfolios reflected below after any applicable reimbursement or waiver of expenses, as of the fiscal year end of the Trust ending March 31, 2000)

                                                MANAGEMENT     SERVICE      OTHER     TOTAL ANNUAL
                                                   FEE       12b-1 FEES+   EXPENSES     EXPENSES
---------------------------------------------------------------------------------------------------
SEASONS STRATEGY(2)
Growth                                             0.87%        0.15%        0.27%        1.29%
Moderate Growth                                    0.85%        0.15%        0.27%        1.27%
Balanced Growth                                    0.83%        0.15%        0.29%        1.27%
Conservative Growth                                0.80%        0.15%        0.30%        1.25%
---------------------------------------------------------------------------------------------------

IMPORTANT INFORMATION ABOUT PORTFOLIO EXPENSES IF INVESTED IN SEASONS
STRATEGIES:
The Investment Portfolio Expenses table set forth below identifies the total investment expenses charged by the underlying investment portfolios of Seasons Series Trust. Each contractholder invested in a SEASONS STRATEGY will incur only a portion of the investment expense of those portfolios in which the SEASONS STRATEGY invests. The table above entitled "Investment Portfolio Expenses by SEASONS STRATEGY" shows an approximation of the total investment expenses a contractholder may incur if invested in each respective SEASONS STRATEGY, after the automatic quarterly rebalancing of such SEASONS STRATEGY as described on page 17. The actual investment expenses incurred by contractholders within a SEASONS STRATEGY will vary depending upon the daily net asset value of each investment portfolio in which such SEASONS STRATEGY is invested.

                         INVESTMENT PORTFOLIO EXPENSES
                   FOR SEASONS STRATEGY UNDERLYING PORTFOLIOS
(as a percentage of daily net asset value of each investment portfolio as of the fiscal year end of the
                          Trust ending March 31, 2000)

                                                MANAGEMENT     SERVICE      OTHER     TOTAL ANNUAL
                                                   FEE       12b-1 FEES+   EXPENSES     EXPENSES
---------------------------------------------------------------------------------------------------
SEASONS STRATEGY UNDERLYING
PORTFOLIOS
    Stock                                          0.85%        0.15%        0.21%        1.21%
    Asset Allocation: Diversified Growth(3)        0.85%        0.15%        0.36%        1.36%
    Multi-Managed Growth                           0.89%        0.15%        0.26%        1.30%
    Multi-Managed Moderate Growth                  0.85%        0.15%        0.25%        1.25%
    Multi-Managed Income/Equity(3)                 0.81%        0.15%        0.29%        1.25%
    Multi-Managed Income(3)                        0.77%        0.15%        0.29%        1.21%
---------------------------------------------------------------------------------------------------

(1) Absent fee waivers or reimbursement of expenses by the adviser, you would have incurred the following expenses during the last fiscal year: Large Cap Growth (1.30%), Large Cap Composite (1.48%), Large Cap Value (1.39%), Mid Cap Growth (1.35%), Mid Cap Value (1.47%), Small Cap (1.45%), International Equity (1.91%), Diversified Fixed Income (1.31%), and Cash Management (2.95%).
(2) Absent recoupment of expenses by the adviser for the underlying investment portfolios, you would have incurred the following expenses for the strategies during the last fiscal year: Growth (1.28%), Moderate Growth (1.26%), Balanced Growth (1.25%) and Conservative Growth (1.24%).
(3) Absent recoupment of expenses by the adviser, you would have incurred the following expenses during the last fiscal year: Asset Allocation:
    Diversified Growth (1.16%), Multi-Managed Income (1.08%) and Multi-Managed Income/Equity (1.09%).

+ The 12b-1 plan became effective on the commencement of sales of the Seasons Select(II) 3-Year contract. Although the 12b-1 fee is reflected in the numbers shown here, it was not in effect on March 31, 2000.

THE ABOVE INVESTMENT PORTFOLIO EXPENSES WERE PROVIDED BY SEASONS SERIES TRUST. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                          [TO BE UPDATED BY AMENDMENT]
                                    EXAMPLES

You will pay the following expenses on a $1,000 investment in each Select Portfolio, Focused Portfolio or Seasons Strategy, assuming a 5% annual return on assets, Portfolio Expenses after waiver, reimbursement or recoupment, (assuming the waiver, reimbursement or recoupment will continue for the period shown) if applicable and:

       (a) you surrender the contract at the end of the stated time period and no optional features are elected.

       (b) you elect the optional Seasons Estate Advantage, Earnings Advantage and the Income Protector features with the highest charge offered
           [  %,   % and   %, respectively], and you surrender the contract at
           the end of the stated period.

       (c) you do not surrender the contract and no optional features are elected.*

       (d) you elect the optional Seasons Estate Advantage, Earnings Advantage
           and the Income Protector features with the highest charge [  %,   %
           and   %, respectively], and you do not surrender the contract.

                                                    TIME PERIODS
----------------------------------------------------------------------------------------
        SELECT PORTFOLIOS            1 YEAR      3 YEARS     5 YEARS    10 YEARS
----------------------------------------------------------------------------------------
 Large Cap Growth                   (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Large Cap Composite                (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Large Cap Value                    (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Mid Cap Growth                     (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Mid Cap Value                      (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Small Cap                          (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 International Equity               (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Diversified Fixed Income           (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Cash Management                    (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
----------------------------------

* We do not currently charge a surrender charge upon annuitization, unless the contract is annuitized under the Income Protector Program. We will assess any applicable surrender charges upon annuitizations effected using the Income Protector Program as if you had fully surrendered your contract.

----------------------------------------------------------------------------------------
        FOCUSED PORTFOLIOS           1 YEAR      3 YEARS     5 YEARS    10 YEARS
----------------------------------------------------------------------------------------
 Focus Growth                       (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Focus Growth and Income            (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Focus Value                        (a)         (a)         (a)         (a)
                                    (b)         (b)         (b)         (b)
                                    (c)         (c)         (c)         (c)
                                    (d)         (d)         (d)         (d)
 Focus TechNet                      (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
----------------------------------

----------------------------------------------------------------------------------------
        SEASONS STRATEGIES           1 YEAR      3 YEARS     5 YEARS    10 YEARS
----------------------------------------------------------------------------------------
 Growth                             (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Moderate Growth                    (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Balanced Growth                    (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
 Conservative Growth                (a)  $      (a)  $      (a)  $      (a)  $
                                    (b)  $      (b)  $      (b)  $      (b)  $
                                    (c)  $      (c)  $      (c)  $      (c)  $
                                    (d)  $      (d)  $      (d)  $      (d)  $
----------------------------------------------------------------------------------------

                     EXPLANATION OF FEE TABLES AND EXAMPLES

1. The purpose of the Fee Tables is to show you the various expenses you will incur directly and indirectly by investing in the contract. The example reflects owner transaction expenses, separate account expenses including optional benefit fees in some examples and investment portfolio expenses by SELECT PORTFOLIO, FOCUSED PORTFOLIO and SEASONS STRATEGY.
2. The Examples assume that no transfer fees were imposed. Premium taxes are not reflected but may be applicable.
3. For certain underlying investment portfolios in which the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES invest, the adviser voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep annual operating expenses at or below the following percentages of each of the following Portfolios' average net assets: Multi-Managed Income/Equity Portfolio 1.29%, Multi-Managed Income Portfolio 1.21%, Asset Allocation:
   Diversified Growth Portfolio 1.36%, Large Cap Growth Portfolio 1.25%, Large Cap Composite Portfolio 1.25%, Large Cap Value Portfolio 1.25%, Mid Cap Growth Portfolio 1.30%, Mid Cap Value Portfolio 1.30%, Small Cap Portfolio 1.30%, International Equity Portfolio 1.45%, Diversified Fixed Income Portfolio 1.15%, Focus Growth 1.45% and Cash Management Portfolio 1.00%. The adviser also may voluntarily waive or reimburse additional amounts to increase the investment return to a Portfolio's investors. The adviser may terminate all such waivers and/or reimbursements at any time. Further, any waivers or reimbursements made by the adviser with respect to a Portfolio are subject to recoupment from that Portfolio within the following two years, provided that the Portfolio is able to effect such payment to the adviser and remain in compliance with the foregoing expense limitations.
4. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

The historical accumulation unit values for the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES are contained in Appendix A--Condensed Financial Information.

THE [SEASONS SELECT(II) 3-YEAR] VARIABLE ANNUITY
--------------------------------------------------------------------------------

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

     - Tax Deferral: You do not pay taxes on your earnings from the annuity until you withdraw them.

     - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawn. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial advisor.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making payments to you out of the money accumulated in your contract.

The Contract is called a "variable" annuity because it allows you to invest in variable investment portfolios which we call SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES. The SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES, are similar to mutual funds, in that they have specific investment objectives and their performance varies. You can gain or lose money if you invest in these SELECT PORTFOLIOS, FOCUSED PORTFOLIOS or SEASONS STRATEGIES. The amount of money you accumulate in your contract depends on the performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest.

The Contract also offers several fixed account options for varying time periods. Fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to the fixed account options, the amount of money that accumulates in your Contract depends on the total interest credited to the particular fixed account option(s) in which you are invested.

For more information on SELECT PORTFOLIOS, FOCUSED PORTFOLIOS, SEASONS STRATEGIES and fixed account options available under this contract, SEE INVESTMENT OPTIONS PAGE 11.

Anchor National issues the [Seasons Select(II) 3-Year] Variable Annuity. When you purchase a [Seasons Select(II) 3-Year] Variable Annuity, a contract exists between you and Anchor National. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of American International Group, Inc., a Delaware corporation. [Seasons Select(II) 3-Year] may not currently be available in all states. Please check with your financial advisor regarding availability in your state.

This annuity is designed for investors whose personal circumstances allow for a long-term investment time horizon, to assist in contributing to retirement savings. As a function of the federal tax code you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. Additionally, this contract provides that you will be charged a withdrawal charge on each Purchase Payment withdrawn if that Purchase Payment has not been invested in this contract for at least 3 years. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial adviser prior to purchase.

PURCHASING [A SEASONS SELECT(II) 3-YEAR]
VARIABLE ANNUITY
--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

This chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-qualified for tax purposes.

                                              MINIMUM
                                             SUBSEQUENT        MINIMUM SUBSEQUENT
                       MINIMUM INITIAL        PURCHASE         PURCHASE PAYMENT--
                       PURCHASE PAYMENT      PAYMENT--       AUTOMATIC PAYMENT PLAN
                       ----------------   ----------------   ----------------------
Qualified                  $  2,000            $ 250                 $[100]
Non-qualified              $[10,000]           $[500]                $[100]

Prior Company approval is required to accept Purchase Payments greater than $1,500,000. The Company reserves the right to refuse any Purchase Payment including one which would cause the contract value or Purchase Payments to exceed $1,500,000 at the time of the Purchase Payment. Also, the optional Automatic Payment Plan allows you to make subsequent payments as small as $100.

In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless they certify to us that the minimum distribution required by the federal tax code is being made. In addition, we may not issue a contract to anyone age [91] or older. Seasons Estate Advantage is not available to you if you are age 81 or older at the time of contract issue.

We allow spouses to jointly own this contract. However, the age of the older spouse is used to determine the availability of any age driven benefits. The addition of a joint owner after the contract has been issued in contingent upon prior review and approval by the Company.

ALLOCATION OF PURCHASE PAYMENTS

We invest your Purchase Payments in the fixed accounts, SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your last allocation instructions. Purchase Payments are applied to your contract based upon the value of the variable investment option next determined after receipt of your money. SEE INVESTMENT OPTIONS PAGE 11.

In order to issue your contract, we must receive your completed application, Purchase Payment allocation instructions and any other required paper work at our Annuity Service Center. We allocate your initial Purchase Payment within two days of receiving it. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will:

     - Send your money back to you; or

     - Ask your permission to keep your money until we get the information necessary to issue the contract.

ACCUMULATION UNITS

The value of the variable portion of your contract will go up or down depending upon the investment performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) you select. In order to keep track of the value of your contract, we use a unit of measure called an Accumulation Unit which works like a share of a mutual fund. During the Income Phase, we call them Annuity Units.

An Accumulation Unit value is determined each day that the New York Stock Exchange ("NYSE") is open. We calculate an Accumulation Unit for each SEASONS STRATEGY, SELECT PORTFOLIO or FOCUSED PORTFOLIO after the NYSE closes each day. We do this by:

     1. determining the total value of money invested in a particular SEASONS STRATEGY, SELECT PORTFOLIO or FOCUSED PORTFOLIO;

     2. subtracting from that amount any asset-based charges and any other charges such as taxes we have deducted; and

     3.  dividing this amount by the number of outstanding Accumulation Units.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Focus Growth Portfolio. We determine that the value of an Accumulation Unit for the Focus Growth Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for the Focus Growth Portfolio.

FREE LOOK

You may cancel your contract within ten days after receiving it (or longer if required by state law). We call this a "free look." To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, we will refund to you the value of your contract on the day we receive your request.

Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to put your money in the Cash Management investment option during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, we do not put your money in the Cash Management investment option during the free look period unless you allocate your money to it. If your contract was issued in a state requiring return of Purchase Payments or as an IRA and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract. At the end of the free look period, we allocate your money according to your instructions.

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The contract offers variable investment options which we call SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES, and fixed investment options. We designed the contract to meet your varying investment needs over time. You can achieve this by using the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES alone or in concert with the fixed investment options. The SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES operate similar to a mutual fund but are only available through the purchase of certain variable annuities. A mixture of your investment in the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES and fixed account options may lower the risk associated with investing only in a variable investment option.

VARIABLE INVESTMENT OPTIONS

Each of the variable investment options of the contract invests in underlying portfolios of Seasons Series Trust. SAAMCo, an affiliate of Anchor National, manages Seasons Series Trust. SAAMCo has engaged sub-advisers to provide investment advice for certain of the underlying investment portfolios.

YOU SHOULD READ THE PROSPECTUS FOR THE SEASONS SERIES TRUST CAREFULLY BEFORE INVESTING. THE TRUST PROSPECTUS WHICH IS ATTACHED HERETO CONTAINS DETAILED INFORMATION ABOUT THE UNDERLYING INVESTMENT PORTFOLIOS INCLUDING INVESTMENT OBJECTIVE AND RISK FACTORS.

THE PORTFOLIOS

The contract offers nine SELECT PORTFOLIOS, each with a distinct investment objective, utilizing a disciplined investing style to achieve its objective. Each SELECT PORTFOLIO invests in an underlying investment portfolio of the Seasons Series Trust. Except for the Cash Management portfolio, each underlying portfolio is multi-managed by a team of three money managers, one component of the underlying portfolios is an unmanaged component that tracks a particular target index or subset of an index. The other two components are actively managed. The unmanaged component of each underlying portfolio is intended to balance some of the risks associated with an actively traded portfolio.

The contract also currently offers four FOCUSED PORTFOLIOS. Each multi-managed FOCUSED PORTFOLIO offers you at least two different professional managers, one of which may be SAAMCo, and each of which advises a separate portion of the FOCUSED PORTFOLIO. Each manager actively selects a limited number of stocks that represent their best stock selections. This approach to investing results in a more concentrated portfolio, which will be less diversified than the SELECT PORTFOLIOS, and may be subject to greater market risks.

Each underlying PORTFOLIO and the respective managers are:

                         SELECT PORTFOLIOS                              FOCUSED PORTFOLIOS
LARGE CAP GROWTH        MID CAP GROWTH     INTERNATIONAL EQUITY         FOCUS GROWTH
Deutsche                Deutsche           Deutsche                     Fred Alger
Goldman Sachs           T. Rowe Price      Goldman Sachs Int'l          Jennison
Janus                   Wellington         Lord Abbett                  Marsico
LARGE CAP COMPOSITE     MID CAP VALUE      DIVERSIFIED FIXED INCOME     FOCUS GROWTH & INCOME
Deutsche                Deutsche           Deutsche                     Marsico
SAAMCo                  Goldman Sachs      SAAMCo                       SAAMCo
T. Rowe Price           Lord Abbett        Wellington
                                                                        FOCUS VALUE
LARGE CAP VALUE         SMALL CAP          CASH MANAGEMENT              EQSF Advisers, Inc.
Deutsche                Deutsche           SAAMCo                       (D/B/A) Third Avenue
T. Rowe Price           Lord Abbett                                     Thornburg Investment
Wellington              SAAMCo                                          Management, Inc.
                                                                        American Century
                                                                        Investment Management,
                                                                        Inc.
                                                                        FOCUS TECHNET
                                                                        Dresdner
                                                                        SAAMCo
                                                                        Van Wagoner

PORTFOLIO OPERATION

Each PORTFOLIO is designed to meet a distinct investment objective facilitated by the management philosophy of three different money managers (except for the Focus Growth & Income portfolio and the Cash Management portfolio). Generally, the Purchase Payments received for allocation to each PORTFOLIO will be allocated equally among the three managers for that PORTFOLIO. Each quarter SAAMCo will evaluate the asset allocation between the three managers of each PORTFOLIO. If SAAMCo determines that the assets have become significantly unequal in allocation among the managers, then the incoming cash flows may be redirected in an attempt to stabilize the allocations. Generally, existing PORTFOLIO assets will not be rebalanced. However, we reserve the right to do so in the event that it is deemed necessary and not adverse to the interests of contract owners invested in the PORTFOLIO.

THE SEASONS STRATEGIES

The contract offers four multi-manager variable investment SEASONS STRATEGIES, each with a different investment objective. We designed the SEASONS STRATEGIES utilizing an asset allocation approach to meet your investment needs over time, considering factors such as your age, goals and risk tolerance. However, each SEASONS STRATEGY is designed to achieve different levels of growth over time.

Each SEASONS STRATEGY invests in three underlying investment portfolios of the Seasons Series Trust. The allocation of money among these investment portfolios varies depending on the objective of the SEASONS STRATEGY.

The underlying investment portfolios of Seasons Series Trust in which the SEASONS STRATEGIES invest include the Asset Allocation: Diversified Growth Portfolio, the Stock Portfolio and the Multi-Managed Growth, Multi-Managed Moderate Growth, Multi-Managed Income/Equity and Multi-Managed Income Portfolios (the "Multi-Managed Portfolios").

The Asset Allocation: Diversified Growth Portfolio is managed by Putnam. The Stock Portfolio is managed by T. Rowe Price. All of the Multi-Managed Portfolios include the same three basic investment components: a growth component managed by Janus, a balanced component managed by SAAMCo and a fixed income component managed by Wellington, LLP. The Growth SEASONS STRATEGY and the Moderate Growth SEASONS STRATEGY also have an aggressive growth component which SAAMCo manages. The percentage that any one of these components represents in each Multi-Managed Portfolio varies in accordance with the investment objective.

Each SEASONS STRATEGY uses an investment approach based on asset allocation. This approach is achieved by each SEASONS STRATEGY investing in distinct percentages in three specific underlying funds of the Seasons Series Trust. In turn, the underlying funds invest in a combination of domestic and international stocks, bonds and cash. Based on the percentage allocation to each specific underlying fund and each underlying fund's investment approach, each SEASONS STRATEGY initially has a neutral asset allocation mix of stocks, bonds and cash.

SEASONS STRATEGY REBALANCING

Each SEASONS STRATEGY is designed to meet its investment objective by allocating a portion of your money to three different investment portfolios. At the beginning of each quarter a rebalancing occurs among the underlying funds to realign each SEASONS STRATEGY with its distinct percentage investment in the three underlying funds. This rebalancing is designed to help maintain the neutral asset allocation mix for each SEASONS STRATEGY. The pie charts on the following pages demonstrate:

     - the neutral asset allocation mix for each SEASONS STRATEGY; and

     - the percentage allocation in which each SEASONS STRATEGY invests.

On the first business day of each quarter (or as close to such date as is administratively practicable) your money will be allocated among the various investment portfolios according to the percentages set forth on the prior pages. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. We also reserve the right to rebalance any SEASONS STRATEGY more frequently if rebalancing is, deemed necessary and not adverse to the interests of contract owners invested in such SEASONS STRATEGY. Rebalancing a SEASONS STRATEGY may involve shifting a portion of assets out of underlying investment portfolios with higher returns into underlying investment portfolios with relatively lower returns.


GROWTH                                                             BALANCED GROWTH
      GOAL: Long-term growth of capital, allocating its            GOAL: Focuses on conservation of principal by investing in a
  assets primarily to stocks. This SEASONS STRATEGY may be         more balanced weighting of stocks and bonds, with a
  best suited for those with longer periods to invest.             secondary objective of seeking a high total return. This
                                                                   SEASONS STRATEGY may be best suited for those approaching
  [GROWTH CHART]                                                   retirement and with less tolerance for investment risk.
  UNDERLYING INVESTMENT                                            [BALANCED GROWTH CHART]
  PORTFOLIOS & MANAGERS                                            UNDERLYING INVESTMENT
                                                                   PORTFOLIOS & MANAGERS
  MULTI-MANAGED GROWTH PORTFOLIO                   50%
  Managed by:                                                      MULTI-MANAGED INCOME/EQUITY PORTFOLIO              55%
    Janus Capital Corporation                                      Managed by:
    SunAmerica Asset Management Corp.                              Janus Capital Corporation
    Wellington Management Company, LLP                             SunAmerica Asset Management Corp.
                                                                   Wellington Management Company, LLP
  STOCK PORTFOLIO                                     25%
  Managed by T. Rowe Price Associates, Inc.                        STOCK PORTFOLIO                                       20%
                                                                   Managed by T. Rowe Price Associates, Inc.
  ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO       25%
  Managed by Putnam Investment Management, Inc.                    ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO          25%
                                                                   Managed by Putnam Investment Management, Inc.


MODERATE GROWTH                                                    CONSERVATIVE GROWTH
      GOAL: Growth of capital through investments in               GOAL: Capital preservation while maintaining some potential
  equities, with a secondary objective of conservation of          for growth over the long term. This SEASONS STRATEGY may be
  principal by allocating more of its assets to bonds than         best suited for those with lower investment risk tolerance.
  the Growth SEASONS STRATEGY. This SEASONS STRATEGY may be        [CONSERVATIVE GROWTH CHART]
  best suited for those nearing retirement years but still         UNDERLYING INVESTMENT
  earning income.                                                  PORTFOLIOS & MANAGERS
  [MODERATE GROWTH CHART]
  UNDERLYING INVESTMENT                                            MULTI-MANAGED INCOME PORTFOLIO                      60%
  PORTFOLIOS & MANAGERS                                            Managed by:
                                                                   Janus Capital Corporation
  MULTI-MANAGED MODERATE GROWTH PORTFOLIO         55%              SunAmerica Asset Management Corp.
  Managed by:                                                      Wellington Management Company, LLP
    Janus Capital Corporation
    SunAmerica Asset Management Corp.                              STOCK PORTFOLIO                                       15%
    Wellington Management Company, LLP                             Managed by T. Rowe Price Associates, Inc.
  STOCK PORTFOLIO                                     20%          ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO          25%
  Managed by T. Rowe Price Associates, Inc.                        Managed by Putnam Investment Management, Inc.
  ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO       25%
  Managed by Putnam Investment Management, Inc.

FIXED INVESTMENT OPTIONS

The contract also offers four fixed investment options. Anchor National will guarantee the interest rate earned on money you allocate to any of these fixed investment options. We currently offer fixed investment options for periods of one and three years, which we call guarantee periods. In Maryland, Oregon and Washington only the one year fixed account option is available. Additionally, you have the option of allocating your money to the 6-month and/or 1-year DCA fixed account. We guarantee the interest rate for money allocated to the 6-month DCA fixed account and/or the 1-year DCA fixed account (the "DCA fixed accounts") which are available only in conjunction with the Dollar Cost Averaging Program. Please see the section on the Dollar Cost Averaging Program on page 17 for additional information about, including limitations on, the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments.

All of these fixed account options pay interest at rates set and guaranteed by Anchor National. Interest rates may differ from time to time and are set at our sole discretion. We will never credit less than a 3% annual effective rate to any of the fixed account options. The interest rate offered for new Purchase Payments may differ from that offered for subsequent Purchase Payments and money already in the fixed account options. In addition, different guarantee periods offer different interest rates. Rates for specified payments are declared at the beginning of the guarantee period and do not change during the specified period.

There are three scenarios in which you may put money into the fixed account options. In each scenario your money may be credited a different rate of interest as follows:

     - INITIAL RATE: Rate credited to new Purchase Payments allocated to the fixed account when you purchase your contract.

     - CURRENT RATE: Rate credited to subsequent Purchase Payments allocated to the fixed account.

     - RENEWAL RATE: Rate credited to money remaining in a fixed account after expiration of a guarantee period and money transferred from a fixed account or one of the SEASONS STRATEGIES, SELECT PORTFOLIOS or FOCUSED PORTFOLIOS into a fixed account.

Each of these rates may differ from one another. Although once declared the applicable rate is guaranteed until your guarantee period expires.

The DCA fixed accounts also credit a fixed rate of interest. Interest is credited to amounts allocated to the 6-month or 1-year DCA fixed account while your investment is systematically transferred to the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES). The rates applicable to the DCA fixed accounts may differ from each other and/or the other fixed account options but will never be less than an effective rate of 3%. SEE DOLLAR COST AVERAGING ON PAGE 17 for more information.

When a guarantee period ends, you may leave your money in the same guarantee period. You may also reallocate money to another fixed investment option (other than the DCA fixed accounts) or to any of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES). If you want to reallocate your money, you must contact us within 30 days after the end of the current guarantee period and instruct us how to reallocate your money. If we do not hear from you, we will keep your money in the same guarantee period where it will earn the renewal interest rate applicable at that time.

MARKET VALUE ADJUSTMENT

NOTE: THE FOLLOWING DISCUSSION APPLIES TO THE 3-YEAR FIXED INVESTMENT OPTION ONLY. THIS OPTION IS NOT AVAILABLE IN MARYLAND, OREGON AND WASHINGTON AND MAY NOT BE AVAILABLE IN OTHER STATES. PLEASE CONTACT YOUR FINANCIAL ADVISOR FOR MORE INFORMATION. THE MARKET VALUE ADJUSTMENT DOES NOT APPLY TO WITHDRAWALS TO PAY A DEATH BENEFIT OR CONTRACT FEES AND CHARGES.

If you take money out of the 3-year fixed investment option before the end of the guarantee period, we make an adjustment to your contract (the "market value adjustment" or "MVA"). This market value adjustment reflects any difference in the interest rate environment between the time you place your money in the fixed investment option and the time when you withdraw or transfer that money. This adjustment can increase or decrease your contract value. You have 30 days after the end of each guarantee period to reallocate your funds without incurring a market value adjustment.

We calculate the market value adjustment by doing a comparison between current rates and the rate being credited to you in the fixed investment option. For the current rate we use a rate being offered by us for a guarantee period that is equal to the time remaining in the guarantee period from which you seek withdrawal or transfer. If we are not currently offering a guarantee period for that period of time, we determine an applicable rate by using a formula to arrive at a number between the interest rates currently offered for the two closest periods available.

Generally, if interest rates drop between the time you put your money into the fixed investment options and the time you take it out, we credit a positive adjustment to your contract. On the other hand, if interest rates increase during the same period, we post a negative adjustment to your contract.

Where the market value adjustment is negative, we first deduct the adjustment from any money remaining in the fixed investment option. If there is not enough money in the fixed investment option to meet the negative deduction, we deduct the remainder from your withdrawal or transfer amount. Where the market value adjustments is positive, we add the adjustment to your withdrawal amount or transfer amount. For withdrawals under the systematic withdrawal program that result in a negative market value adjustment, the MVA amount will be deducted from your withdrawal.

We will not assess a market value adjustment against withdrawals made (1) to pay a death benefit; (2) to pay contract fees and charges; or (3) to begin the Income Phase of your contract on the latest Annuity Date.

The 1-year fixed investment option and the DCA fixed accounts do not impose a market value adjustment. These fixed investment options are not registered under the Securities Act of 1933 and are not subject to the provisions of the Investment Company Act of 1940.

Please see APPENDIX B for more information on how we calculate the market value adjustment.

TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer money among the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S), SEASONS STRATEGY(IES) and the fixed investment options by written request or by telephone. Additionally, you may access your account and request transfers through our website, www.sunamerica.com. Funds already in your contract cannot be transferred into the DCA fixed accounts. You may make transfers among the investment options without incurring a transfer charge. Transfers out of the 3-year fixed investment option may be subject to a market value adjustment.

The minimum amount you can transfer is $100, or a lesser amount if you transfer the entire balance from a SELECT PORTFOLIO, FOCUSED PORTFOLIO, SEASONS STRATEGY or a fixed investment option. Any money remaining in a SELECT PORTFOLIO, FOCUSED PORTFOLIO, SEASONS STRATEGY or fixed investment option after making a transfer must equal at least $100. Your request for transfer must clearly state which investment option(s) are involved and the amount you want to transfer. Please see the section on Dollar Cost Averaging on page 17 for specific rules regarding the DCA fixed accounts.

We will accept transfers by telephone and/or the internet unless you specify otherwise on your contract application. When receiving telephone and/or the internet account transfers, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the internet. If we fail to follow our procedures we may be liable for any losses due to unauthorized or fraudulent transactions.

For information regarding transfers during the Income Phase, SEE INCOME OPTIONS ON PAGE 27.

We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying portfolios.

Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. We reserve the right to suspend or cancel such acceptance at any time and will notify you accordingly. Additionally, we may restrict the investment options available for transfers during any period in which such third party acts for you. We notify such third party beforehand regarding any restrictions. However, we will not enforce these restrictions if we are satisfied that such third party has been appointed by a court of competent jurisdiction to act on your behalf; or such third party is a trustee/fiduciary appointed, by you or for you, to act on your behalf for all your financial affairs.

We may provide administrative or other support services to independent third parties you authorize to make transfers on your behalf. We do not currently charge you extra for providing these support services. This includes, but is not limited to, transfers between investment options in accordance with market timing strategies. Such independent third parties may or may not be appointed with us for the sale of annuities. However, WE DO NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE. WE TAKE NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATION AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR FOR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.

We reserve the right to modify, suspend or terminate the transfer privileges at any time.

DOLLAR COST AVERAGING

The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the variable investment options. Under the program you systematically transfer a set dollar amount or percentage from any SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or SEASONS STRATEGY or the 1-year fixed account option (source accounts) to any other SELECT PORTFOLIO, FOCUSED PORTFOLIO or SEASONS STRATEGY. You may also systematically transfer the interest earned in the 1-year fixed account to any of the Variable Portfolios. Transfers may be monthly or quarterly. You may change the frequency at any time by notifying us in writing.

We also offer the 6-month and a 1-year DCA fixed accounts exclusively to facilitate this program. The DCA fixed accounts only accept new Purchase Payments. You can not transfer money already in your contract into these options. If you allocate a Purchase Payment into a DCA fixed account, we transfer all your money allocated to that account into the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) you select over the selected 6-month or 1-year period. You cannot change the option or the frequency of transfers once selected. The minimum transfer amount if you use the 6-month or 1-year DCA fixed accounts to provide dollar cost averaging is $100.

If allocated to the 6-month DCA fixed account, we transfer your money over a maximum of 6 monthly transfers. We base the actual number of transfers on the total amount allocated to the account. For example, if you allocate $500 to the 6-month DCA fixed account, we transfer your money over a period of five months, so that each payment complies with the $100 per transfer minimum.

We determine the amount of the transfers from the 1-year DCA fixed account based on:

     - the total amount of money allocated to the account, and

     - the frequency of transfers selected.

For example, let's say you allocate $1,000 to the 1-year DCA account. You select monthly transfers. We completely transfer all of your money to the selected investment options over a period of ten months. You may terminate your DCA program at any time. If money remains in the DCA fixed account, we transfer the remaining money to the 1-year fixed investment option, unless we receive different instructions from you.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA Program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

     EXAMPLE:

     Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Mid-Cap Value Portfolio over six quarters. You set up Dollar Cost Averaging and purchase Accumulation Units at the following values:

       QUARTER           ACCUMULATION UNIT    UNITS PURCHASED
---------------------    -----------------    ---------------
     1                        $ 7.50                100
     2                        $ 5.00                150
     3                        $10.00                 75
     4                        $ 7.50                100
     5                        $ 5.00                150
     6                        $ 7.50                100

     You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

ASSET ALLOCATION REBALANCING PROGRAM

Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing Program addresses this situation. At your election, we periodically rebalance your investments in the SEASONS STRATEGIES, SELECT PORTFOLIOS and/or FOCUSED PORTFOLIOS to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return. At your request, rebalancing occurs on a quarterly, semi-annual or annual basis. We reserve the right to modify, suspend or terminate this program at any time.

PRINCIPAL ADVANTAGE PROGRAM

The Principal Advantage Program allows you to invest in one or more of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS or SEASONS STRATEGIES without putting your principal at direct risk. The program accomplishes this by allocating your investment strategically between the fixed investment options (other than the DCA fixed accounts) and the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) you select. You decide how much you want to invest and approximately when you want a return of principal. We calculate how much of your Purchase Payment needs to be allocated to the particular fixed investment option to ensure that it grows to an amount equal to your total principal invested under this program.

     EXAMPLE:

     Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to the fixed investment option. You want the amount allocated to the fixed investment option to grow to $100,000 in 3 years. If the 3-year fixed investment option is offering a 5% interest rate, we will allocate [$71,069] to the 3-year fixed investment option to ensure that this amount will grow to $100,000 at the end of the 3-year period. The remaining [$28,931] may be allocated among the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS or SEASONS STRATEGIES, as determined by you, to provide opportunity for greater growth.

We reserve the right to modify, suspend or terminate this program at any time.

VOTING RIGHTS

Anchor National is the legal owner of the Seasons Series Trust shares. However, when an underlying portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

SUBSTITUTION

If any of the underlying portfolios become unavailable for investment, we may be required to substitute shares of another investment portfolio. We will seek prior approval of the SEC and give you notice before substituting shares.

ACCESS TO YOUR MONEY
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You can access money in your contract in two ways:

     - by making a partial or total withdrawal, and/or;

     - by receiving income payments during the Income Phase. SEE INCOME OPTIONS ON PAGE 27.

Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal and a market value adjustment if a withdrawal comes from the 3-year fixed investment option prior to the end of a guarantee period. If you withdraw your entire contract value, we also deduct any applicable premium taxes and a contract maintenance fee. SEE EXPENSES ON PAGE 25. We calculate charges due on a total withdrawal on the day after we receive your request and other required paper work. We return your contract value less any applicable fees and charges.

The minimum partial withdrawal amount is $1,000. We require that the value left in any SELECT PORTFOLIO, FOCUSED PORTFOLIO, SEASONS STRATEGY or fixed account be at least $500 after the withdrawal. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made in equal amounts from each SELECT PORTFOLIO, FOCUSED PORTFOLIO, SEASONS STRATEGY and the fixed investment option in which your contract is invested. Withdrawals from fixed investment options prior to the end of the guarantee period may result in a market value adjustment.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed investment option. Such deferrals are limited to no longer than six months.

FREE WITHDRAWAL PROVISION

Your contract provides for a free withdrawal amount each year. A free withdrawal amount is the portion of your account that we allow you to take out each year without being charged a surrender penalty. However, upon a future full surrender of your contract, any previous free withdrawals would be subject to a surrender charge, if any is applicable at the time of the full surrender (except in the state of Washington).

To determine your free withdrawal amount and the amount, if any, on which we assess a withdrawal charge, we refer to two special terms. These are penalty-free earnings and the Total Invested Amount.

The penalty-free earnings portion of your contract is your account value less your Total Invested Amount. The Total Invested Amount is the total of all Purchase Payments you have made into the contract less portions of some prior withdrawals you made. The portions of prior withdrawals that reduce your Total Invested Amount are as follows:

     1. Any prior withdrawals on which you previously paid a withdrawal charge, plus the amount of the withdrawal charge.

     2. Any prior free withdrawals in any year that were in excess of your penalty-free earnings and were free because the Purchase Payment withdrawn is no longer subject to surrender charges at the time of the withdrawal.

When you make a withdrawal, we assume that it is taken from penalty-free earnings first, then from the Total Invested Amount on a first-in, first-out basis. This means that you can also access your Purchase Payments which are no longer subject to a surrender charge before those Purchase Payments which are still subject to the surrender charge.

During your first contract year your free withdrawal amount is the greater of:

     1.  Your penalty-free earnings, or;

     2. If you are participating in the Systematic Withdrawal program, a total of 10% of your Total Invested Amount less any prior withdrawals taken during the contract year.

After the first contract year, you can take out the greater of the following amounts each year:

     1. Your penalty free earnings and any portion of your Total Invested Amount no longer subject to surrender charges, or;

     2. 10% of the portion of your Total Invested Amount that has been in your contract for at least one year less any withdrawals taken during the contract year.

Purchase Payments withdrawn, above and beyond the amount of your free withdrawal amount, which have been invested for less than 3 years will result in your paying a withdrawal charge. The amount of the charge and how it applies are discussed more fully below. You should consider, before purchasing this contract, the effect this charge will have on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial advisor.

The withdrawal charge percentage applicable is determined by the age of the Purchase Payment being withdrawn. For purposes of calculating the surrender charge in the event of a full surrender, the charge is calculated based on the remaining Total Invested Amount still subject to surrender charge.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example, we will assume a 0% growth rate over the life of the contract, no election of the Income Protector Program or Seasons Estate Advantage and no subsequent Purchase Payments. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In contract year 3 you request a full surrender of your contract. We will apply the following calculation, A - (B X C) = D, where:

A = Your contract value at the time of your request for surrender ($90,000)

B = The amount of your Total Invested Amount still subject to surrender charge ($100,000)

C = The withdrawal charge percentage applicable to the age of each Purchase Payment at the time of full surrender (6%) [B X C = $6,000]

D = Your full surrender value ($84,000)

SYSTEMATIC WITHDRAWAL PROGRAM

If you elect, we use money in your contract to pay you monthly, quarterly, semi-annual or annual payments during the Accumulation Phase. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $250. There must be at least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. Any withdrawals you make using this program count against your free withdrawal amount as described above. Withdrawals in excess of that amount may incur a withdrawal charge. There is no additional charge for participating in this program.

The program is not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. SEE TAXES ON PAGE 32 for a more detailed explanation.

DEATH BENEFIT
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If you should die during the Accumulation Phase, your Beneficiary will receive a death benefit. The death benefit options are discussed in detail below.

The death benefit is not paid after you are in the Income Phase. If you die during the Income Phase, your Beneficiary will receive any remaining guaranteed income payments in accordance with the income option you choose. SEE INCOME OPTIONS ON PAGE 27.

You select the Beneficiary to receive any amounts payable on death. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

The death benefit will be calculated and paid out when we receive all required paperwork and satisfactory proof of death. We consider satisfactory proof of death one of the following: (1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or (4) any other proof satisfactory to us.

The death benefit must be paid within 5 years of the date of death. The Beneficiary may, in the alternative, elect to have the death benefit payable in the form of an annuity. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Income payments must begin within one year of the owner's death. If the Beneficiary is the spouse of the owner, he or she can elect to continue the contract, rather than receive a death benefit. SEE SPOUSAL CONTINUATION ON PAGE 24. If the Beneficiary does not make a specific election as to how they want the death benefit distributed within sixty days of our receipt of all required paperwork and adequate proof of death, it will be paid in a lump sum.

If the Annuitant dies before annuity payments begin, you can name a new Annuitant. If no Annuitant is named within 30 days, you will become the Annuitant. However, if the owner is a non-natural person (for example, a trust), then the death of the Annuitant will be treated as the death of the owner, no new Annuitant may be named and the death benefit will be paid.

This contract provides a Standard Death Benefit which is automatically included in your contract for no additional fee. Alternatively, you may elect Seasons Estate Advantage which offers a choice between two optional enhanced death benefits: the 5% Accumulation option or the Maximum Anniversary Value Option. If you elect Seasons Estate Advantage, you may also elect, for an additional fee, the Earnings Advantage benefit. These elections must be made at the time of contract application and the election cannot be changed or terminated.

The term "Net Purchase Payment" is used frequently in explaining the death benefit options. We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal.

To calculate the adjustment amount for a withdrawal, you first determine the percentage by which the contract value is reduced by the withdrawal, on the date of the withdrawal. This percentage is calculated by dividing the amount of each withdrawal (including fees and charges applicable to the withdrawal) by the contract value immediately before taking that withdrawal. The percentage amount is then multiplied by the amount of Net Purchase Payments immediately before the withdrawal to get the adjustment amount. This amount is subtracted from the amount of Net Purchase Payment(s) immediately before the withdrawal.

If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract.

STANDARD DEATH BENEFIT

If you are age 74 or younger at the time of death, the standard death benefit on your contract is the greater of:

     1. Net Purchase Payments compounded at a 3% annual growth rate from the date of issue until the date of death, plus any Purchase Payments recorded after the date of death; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

     2. the contract value on the date we receive all required paperwork and satisfactory proof of death.

If you are age 75 or older at the time of death, the standard death benefit on your contract is the greater of:

     1. Net Purchase Payments compounded at a 3% growth rate from date of issue until your 75th birthday, plus any Purchase Payments recorded after the 75th birthday, reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the 75th birthday, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

     2. the contract value on the date we receive all required paperwork and satisfactory proof of death.

SEASONS ESTATE ADVANTAGE

For an additional fee, you may elect one of the Seasons Estate Advantage death benefits options which can provide greater protection for your beneficiaries. You must chose between Option 1 and Option 2 at the time you purchase your contract and you cannot change or terminate your election at any time. The Seasons Estate Advantage death benefit is not available if you are age 81 or older at the time of contract issue. The fee for Seasons Estate Advantage is [0% - 100%] of the average daily ending value of the assets you have allocated to the Variable Portfolios.

OPTION 1 - 5% ACCUMULATION OPTION

  The death benefit is the greater of:

     a. the contract value on the date we receive all required paperwork and satisfactory proof of death; or
     b. Net Purchase Payments compounded to the earlier of your 80th birthday or the date of death, at a 5% annual growth rate, plus any Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Net Purchase Payments made over the life of your contract.

       If you die after your latest Annuity Date, the 5% Accumulation Option death benefit reverts to the Standard Death Benefit. Thus, your beneficiaries may receive no benefit from Seasons Estate Advantage death benefit. This option may not be available in all states. Check with your investment representative regarding availability.

OPTION 2 - MAXIMUM ANNIVERSARY VALUE OPTION

  The death benefit is the greatest of:

     a.  Net Purchase Payments; or
     b. the contract value on the date we receive all required paperwork and satisfactory proof of death; or

     c. the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the contract value on a contract anniversary increased by any Purchase Payments recorded after that anniversary; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

         If you are age 90 or older at the time of death and you had selected the Maximum Anniversary Value option, if payable, a death benefit will be equal to the contract value on the date we receive all required paperwork and satisfactory proof of death. Thus, your beneficiaries may receive no benefit from your election of the Seasons Estate Advantage death benefit. This option may not be available in all states. Check with your Investment Representative regarding availability.

EARNINGS ADVANTAGE

The Earnings Advantage benefit may increase the Seasons Estate Advantage death benefit amount. In order to elect Earnings Advantage you must also elect Seasons Estate Advantage described above. The Earnings Advantage benefit is available for an additional charge of [0% - 100%] of the average daily ending value of the assets you have allocated to the Variable Portfolios. You are not required to elect the Earnings Advantage benefit, if you elect one of the Seasons Estate Advantage death benefit, options but once elected, generally it can not be terminated. Further, if you elect both the Seasons Estate Advantage and Earnings Advantage the combined charge will be [0% - 100%] of the average daily ending value of the assets you have allocated to the Variable Portfolios.

With the Earnings Advantage benefit, if you have earnings in your contract at the time of death, we will add a percentage of those earnings (the "Earnings Advantage Percentage"), subject to a maximum dollar amount (the "Maximum Earnings Advantage Amount"), to the death benefit payable.

The Contract Year of Death will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:

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                                          EARNINGS ADVANTAGE                             MAXIMUM
      CONTACT YEAR OF DEATH                   PERCENTAGE                        EARNINGS ADVANTAGE AMOUNT
------------------------------------------------------------------------------------------------------------------
  Years [0 - 10+]                       [0% -100%] of Earnings             [0% -100%] of Net Purchase Payments*
------------------------------------------------------------------------------------------------------------------

* Purchase Payments received after the 5th contract anniversary must remain in the contract for at least 6 full months to be included as part of the Net Purchase Payments for the purpose of the Maximum Earnings Advantage Amount calculation.

What is the Contract Year of Death?
Contract Year of Death is the number of full 12 month periods beginning with the date your contract is issued and ending on the date of death.

What is the Earnings Advantage Percentage amount?
We determine the amount of the Earnings Advantage based upon a percentage of earnings in your contract at the time of your death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

     (1) equals the contract value on the date of death; and

     (2) equals Net Purchase Payments.

What is the Maximum Earnings Advantage?
The Earnings Advantage amount is subject to a maximum. The Maximum Earnings Advantage Amount is equal to a percentage of your Net Purchase Payments.

The Earnings Advantage benefit will only be paid if your date of death is prior to the latest Annuity Date. Thus, your beneficiaries may receive no benefit from your election of the Earnings Advantage Benefit if you die before your latest Annuity Date. This option may not be available in all states. Check with your Investment Representative regarding availability.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THESE DEATH BENEFIT FEATURES (IN THEIR ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

SPOUSAL CONTINUATION

If you are the original owner of the contract and the Beneficiary is your spouse, your spouse may elect to continue the contract after your death. The spouse becomes the new owner ("Continuing Spouse"). Generally, the contract and its elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place upon the death of the original owner of the contract.

Upon a spouse's continuation of the contract, we will contribute to the contract value an amount by which the death benefit that would have been paid to the beneficiary upon the death of the original owner exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and proof of death of the original owner in a form satisfactory to us ("Continuation Date"). The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except as explained in Appendix B. SEE APPENDIX B FOR FURTHER EXPLANATION OF THE DEATH BENEFIT CALCULATIONS FOLLOWING A SPOUSAL CONTINUATION.

To the extent that the Continuing Spouse invests in the Variable Portfolios or MVA fixed accounts, they will be subject to investment risk as was the original owner.

Generally, the Continuing Spouse cannot change any contract provisions as the new owner. However, on the Continuation Date, the Continuing Spouse may terminate the original owner's election of the Seasons Estate Advantage and/or Earnings Advantage. The Continuing Spouse cannot elect to continue Earnings Advantage without also continuing the Seasons Estate Advantage. We will terminate the Seasons Estate Advantage if the Continuing Spouse is age 81 or older on the Continuation Date. We will terminate Earnings Advantage if the Continuing Spouse is age 81 or older on the Continuation Date. If Seasons Estate Advantage and/or Earnings Advantage is terminated or if the Continuing Spouse dies after the latest Annuity Date, no benefit will be payable.

Generally, the age of the Continuing Spouse on the Continuation Date (if any Continuation Contribution has been made) and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the Contract. If no Continuation Contribution has been made to the contract on the Continuation Date, the age of the spouse on the date of the original contract issue will be used to determine any age-driven benefits. SEE APPENDIX B FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS AFTER A SPOUSAL CONTINUATION.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

EXPENSES
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There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase the contract maintenance fee or withdrawal charges under your contract. However the investment charges under your contract may increase or decrease. Some states may require that we charge less than the amounts described below.

INSURANCE CHARGES

The amount of this charge is [1.55%] annually of the value of your contract invested in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES). We deduct the charge daily, on a pro-rata basis, from the value of your contract allocated to the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES). The insurance charge compensates us for the mortality and expense risks and the costs of contract distribution assumed by Anchor National. If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.

WITHDRAWAL CHARGES

During the Accumulation Phase you may make withdrawals from your contract. However, a withdrawal charge may apply. We apply a withdrawal charge upon an early withdrawal against each Purchase Payment you put into the contract. The withdrawal charge equals a percentage of the Purchase Payment you take out of the contract. The contract does provide a free withdrawal amount every year. SEE ACCESS TO YOUR MONEY ON PAGE 19. The withdrawal charge percentage declines each year a Purchase Payment is in the contract, as follows:

                               WITHDRAWAL CHARGE

      YEAR          1     2     3     4
-----------------  ----  ----  ----  ----
Withdrawal Charge  [7%]  [6%]  [6%]  [0%]

After a Purchase Payment has been in the contract for three complete years, the withdrawal charge no longer applies to that Purchase Payment. When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments.

Whenever possible, we deduct the withdrawal charge from the money remaining in your contract from each of your investment options on a pro-rata basis. If you withdraw all of your contract value, we deduct any applicable withdrawal charges from the amount withdrawn. We will not assess a withdrawal charge for money withdrawn to pay a death benefit. We do not currently assess a withdrawal charge upon election to receive income payments from your contract. Withdrawals made prior to age 59 1/2 may result in tax penalties. SEE TAXES ON PAGE 32.

INVESTMENT CHARGES

Investment Management Fees

Charges are deducted from the assets of the investment portfolios underlying the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) for the advisory and other expenses of the portfolios. SEE FEE TABLES ON PAGE 5.

Service Fees

Portfolio shares are all subject to fees imposed under a servicing plan adopted by the Seasons Series Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940. This service fee of [0.15%,] which is also known as a 12b-1 fee.

FOR MORE DETAILED INFORMATION ON THESE INVESTMENT CHARGES, REFER TO THE PROSPECTUS FOR THE SEASONS SERIES TRUST, ATTACHED.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we subtract a contract maintenance fee from your account once per year. This charge compensates us for the cost of contract administration. If your contract value is $50,000 or more on your contract anniversary date, we will waive the charge. This waiver is subject to change without notice. We will deduct the [$35] ($30 in North Dakota) contract maintenance fee on a pro-rata basis from your account value on your contract anniversary. In the states of Pennsylvania, Texas and Washington a contract maintenance fee will be deducted pro-rata from the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) in which you are invested, only. If you withdraw your entire contract value, we deduct the fee from that withdrawal.

TRANSFER FEE

You may make [15] free transfers between investment options, without incurring a transfer charge per year. We charge [$25] ($10 in Pennsylvania and Texas) for each additional transfer in a contract year.

SEASONS ESTATE ADVANTAGE FEE

Please see page 23 of this prospectus for additional information regarding the Seasons Estate Advantage fee.

OPTIONAL INCOME PROTECTOR FEE

Please see page 29 of this prospectus for additional information regarding the Income Protector fee.

PREMIUM TAX

Certain states charge the Company a tax on the premiums you pay into the contract. We deduct from your contract these premium tax charges. Currently we deduct the charge for premium taxes when you fully surrender or annuitize the contract. In the future, we may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.

APPENDIX D provides more information about premium taxes.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CHARGES AND EXPENSES, AND ADDITIONAL AMOUNTS
CREDITED

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

INCOME OPTIONS
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ANNUITY DATE

During the Income Phase, the money in your Contract is used to make regular income payments to you. You may switch to the Income Phase any time after your second contract anniversary. You select the month and year in which you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your Income Option. Except as discussed under Option 5, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender. Other pay out options may be available. Contact our Annuity Service Center for more information.

Income payments must begin on or before your 95th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on this date (latest Annuity Date.) Certain states may require your income payments to start earlier.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, certain Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES ON PAGE 32.

INCOME OPTIONS

Currently, this Contract offers five Income Options. Other income options may be available. Please check with the Annuity Service Center for details. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with Option 4 for a period of 10 years. For income payments selected for joint lives, we pay according to Option 3.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and then designate a new Annuitant.

OPTION 1 - LIFE INCOME ANNUITY

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

OPTION 2 - JOINT AND SURVIVOR LIFE ANNUITY

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop whenever the survivor dies.

OPTION 3 - JOINT AND 100% SURVIVOR LIFE ANNUITY WITH 10 YEAR PERIOD CERTAIN

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 years. If the Annuitant and the Survivor die before all of the payments have been made, the remaining payments are made to the Beneficiary under your Contract.

OPTION 4 - LIFE ANNUITY WITH 10 OR 20 YEAR PERIOD CERTAIN

This option is similar to Option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your Contract.

OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides income payments for a guaranteed period ranging from 5 to 30 years. If the Annuitant dies before all the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed payments being made) may redeem the contract value (in full or in part) after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed payments. The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

We make income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments direct deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in annuity payments of less than $50 per payment, we may decrease the frequency of the payments, state law allowing.

ALLOCATION OF ANNUITY PAYMENTS

You can choose income payments that are fixed, variable or both. If payments are fixed, Anchor National guarantees the amounts of each payment. If the payments are variable, the amounts are not guaranteed. They will go up and/or down based upon the performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest.

FIXED OR VARIABLE INCOME PAYMENTS

If at the date when income payments begin you are invested in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. If you are invested in both fixed and variable options at the time you begin the Income Phase, a portion of your income payments will be fixed and a portion will be variable.

INCOME PAYMENTS

Your income payments will vary if you are invested in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) after the Annuity date depending on four factors:

     - for life options, your age when payments begin,

     - the value of your contract in the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) on the Annuity Date,

     - the 3.5% assumed investment rate for variable income payments used in the annuity table for the contract, and;

     - the performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options and the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) after the Annuity Date, the allocation of funds between the fixed accounts and SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and/or SEASONS STRATEGY(IES) also impacts the amount of your annuity payments.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, one transfer per month is permitted between the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) and SEASONS STRATEGY(IES). No other transfers are allowed during the Income Phase.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

Please read the Statement of Additional Information, available upon request, for a more detailed discussion of the income options.

INCOME PROTECTOR

You may elect to enroll in the Income Protector Program. The Income Protector Program can provide a future "safety net" which offers you the ability to receive a guaranteed fixed minimum retirement income when you choose to begin receiving income payments. With the Income Protector you can know the level of minimum income that will be available to you upon annuitization, regardless of fluctuating market conditions. In order to utilize the program, you must follow the provisions discussed below.

You are not required to use the Income Protector to receive income payments. The general provisions of your contract provide other income options. However, we will not refund fees paid for the Income Protector if you begin taking income payments under the general provisions of your contract. YOU MAY NEVER NEED TO RELY UPON INCOME PROTECTOR IF YOUR CONTRACT PERFORMS WITHIN A HISTORICALLY ANTICIPATED RANGE. HOWEVER, PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

Certain federal tax code restrictions on the income options available to qualified retirement investors may have an impact on your ability to benefit from this feature. Qualified investors should read NOTE TO QUALIFIED CONTRACT HOLDERS, below.

HOW DO WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME?

We base the amount of minimum retirement income available to you if you take income payments using the Income Protector upon a calculation we call the Income Benefit Base. At the time your enrollment in the Income Protector program becomes effective, your Initial Income Benefit Base is equal to your contract value. Your participation becomes effective on either the date of issue of the contract (if the feature is elected at the time of application) or on the contract anniversary following your enrollment in the program.

The Income Benefit Base is only a calculation. It does not represent a contract value, nor does it guarantee performance of the SELECT PORTFOLIO(S), FOCUSED PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest.

Your Income Benefit Base increases if you make subsequent Purchase Payments and decreases if you withdraw money from your contract. The exact Income Benefit Base calculation is equal to (a) plus (b) minus (c) where:

     (a) is equal to, for the first year of calculation, your contract value on the date your participation became effective, and for each subsequent year of calculation, the Income Benefit Base of your prior contract anniversary, and;

     (b) is equal to the sum of all subsequent Purchase Payments made into the contract since the prior contract anniversary, and;

     (c) is equal to all withdrawals and applicable fees, charges and any negative MVA (but excluding administration fees, mortality and expense charges and the fee for enrollment into the program) since the prior contract anniversary, including premium taxes, in an amount proportionate to the amount by which such withdrawals decreased your contract value.

ENROLLING IN THE PROGRAM

If you decide that you want the protection offered by the Income Protector program, you must elect the Program by completing the Income Protector Election Form. You can not terminate your enrollment once elected.

ELECTING TO RECEIVE INCOME

In order to exercise your rights under the Income Protector feature, you may not begin the Income Phase for at least nine years following the date your enrollment in the program became effective. Further, you may begin taking income payments using the Income Protector feature only within 30 days after the tenth or later contract anniversary following the effective date of your enrollment in the Income Protector program.

The contract anniversary prior to your election to begin receiving income payments is your Income Benefit Date. We calculate your Income Benefit Base as of that date to use in determining your guaranteed minimum fixed retirement income. To determine the minimum guaranteed retirement income available to you, we apply your final Income Benefit Base to the annuity rates stated in your Income Protector endorsement for the income option you select. You then choose if you would like to receive the income annually, semi-annually, quarterly or monthly for the time guaranteed under your selected income option. Your final Income Benefit Base is equal to (a) minus (b) where:

     (a) is your Income Benefit Base as of your Income Benefit Date, and;

     (b) is any partial withdrawals of contract value and any charges applicable to those withdrawals (including any negative MVA) and any withdrawal charges otherwise applicable, calculated as if you fully surrender your contract as of the Income Benefit Date, and any applicable premium taxes.

The income options available when using the Income Protector feature to receive your retirement income are:

     - Life Annuity with 10 years guaranteed, or

     - Joint and 100% Survivor Life Annuity with 20 years guaranteed

At the time you elect to begin receiving income payments, we will calculate your income payments using both your Income Benefit Base and your contract value. We will use the same income option for each calculation; however, the annuity factors used to calculate your income under the Income Protector feature will be different. You will receive whichever provides a greater stream of income. If you elect to receive income payments using the Income Protector feature your income payments will be fixed in amount.

NOTE TO QUALIFIED CONTRACT HOLDERS

Qualified contracts generally require that you select an income option that does not exceed your life expectancy. That restriction, if it applies to you, may limit the benefit of the Income Protector program. To utilize the Income Protector feature, you must take income payments under one of the two income options described above. If those income options exceed your life expectancy, you may be prohibited from receiving your guaranteed fixed income under the program. If you own a Qualified contract to which this restriction applies and you elect the Income Protector program, you may pay for this minimum guarantee and not be able to realize the benefit.

Generally, for Qualified contracts:

     - for the Life Annuity with 10 years guaranteed, you must annuitize before age 79, and;

     - for the Joint and 100% Survivor Annuity with 20 years guaranteed, both annuitants must be 70 or younger or one of the annuitants must be 65 or younger upon annuitization. Other age combinations may be available.

You may wish to consult your tax advisor for information concerning your particular circumstances.

FEES ASSOCIATED WITH THE INCOME PROTECTOR PROGRAM

If you elect to participate in the Income Protector program we deduct a fee equal to [0% - 100%] of your Income Benefit Base from your contract value on each contract anniversary beginning with the contract anniversary following the anniversary on which your enrollment in the program becomes effective. We will deduct this charge from your contract value on every contract anniversary up to and including your Income Benefit Date. Additionally, if you fully surrender your contract prior to your contract anniversary, we will deduct the fee at the time of surrender based on your Income Benefit Base as of the surrender date. Once elected, the Income Protector Program and its corresponding charges may not be terminated until full surrender or annuitization of the contract occurs.

HYPOTHETICAL EXAMPLE OF THE OPERATION OF THE INCOME PROTECTOR PROGRAM:

This table assumes a $100,000 initial investment in a Non-qualified contract the election of the optional Income Protector program at contract issue, with no withdrawals, additional payments or premium taxes, no election of Seasons Estate Advantage or Earnings Advantage.

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                        ANNUAL INCOME IF YOU ANNUITIZE ON
                              THE FOLLOWING CONTRACT
                                  ANNIVERSARIES:
  IF AT ISSUE YOU
  ARE . . .            1-8       9      10      15       20
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  Male (M), Age 60*    N/A   6,480   6,672   7,716   8,832
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  Female (F), Age 60*  N/A   5,700   5,880   6,900   8,112
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  M and F, Age 60**    N/A   4,920   5,028   5,544   5,928
-----------------------------------------------------------

*  Life Annuity with 10 Year Period Certain

** Joint and 100% Survivor Annuity with 20 Year Period Certain

The Income Protector program may not be available in all states. Check with your financial advisor for availability in your state.

We reserve the right to modify, suspend or terminate the program at any time.

TAXES
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NOTE: WE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE, THEREFORE WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("federal tax code") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments automatically provide tax deferral regardless of whether the underlying contract is an annuity. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of Qualified plans are: Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS--NON-QUALIFIED CONTRACTS

If you make a withdrawal from a Non-qualified contract, the federal tax code treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The federal tax code provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age
59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the federal tax code); (4) in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS--QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. Any amount of money you take out as a withdrawal or as income payments is taxable income. The federal tax code further provides for a 10% penalty tax on any withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the federal tax code); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) to the extent such withdrawals do not exceed limitations set by the federal tax code for amounts paid during the taxable year for medical care;
(6) to fund higher education expenses (as defined in federal tax code); (7) to fund certain first-time home purchase expenses; and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.

The federal tax code limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the federal tax code); or (5) in the case of hardship. In the case of hardship, the owner can only withdraw Purchase Payments. These restrictions do not apply to amounts transferred to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7).

MINIMUM DISTRIBUTIONS

Generally, the IRS requires that you begin taking annual distributions from Qualified contracts by April 1, of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) for Qualified contracts other than IRAs the calendar year in which you retire. Minimum distributions are not required in a Roth IRA, during your lifetime. Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should contact your tax advisor for more information.

We currently waive surrender charges and MVA on withdrawals taken to meet minimum distribution requirements. Current operational practice is to provide a free withdrawal of the greater of the contract's maximum penalty free amount or the required minimum distribution amount for a particular contract (but not both).

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select either monthly, quarterly, semi-annual or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change, modify or discontinue the service at any time.

TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includable in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for

Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or contract value. This Contract offers death benefits, which may exceed the greater of Purchase Payments or contract value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth
IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

DIVERSIFICATION

The federal tax code imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Portfolios' management monitors the variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Anchor National, would be considered the owner of the shares of the Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among Portfolios or the number and type of Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of the underlying variable investment Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

PERFORMANCE
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From time to time we will advertise the performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or SEASONS STRATEGIES. Any such performance results are based on historical earnings and are not intended to indicate future performance.

We advertise the Cash Management Portfolio's yield and effective yield. In addition, the other SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and SEASONS STRATEGIES. These performance numbers do not indicate future results.

We may show performance of each SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or SEASONS STRATEGY in comparison to various appropriate indices and the performance of other similar variable annuity products with similar objectives as reported by such independent reporting services as Morningstar, Inc., Lipper Analytical Services, Inc. and the Variable Annuity Research Data Service ("VARDS").

Please see the Statement of Additional Information, available upon request, for more information regarding the methods used to calculate performance data.

Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Fitch, IBA Duff & Phelps ("Duff & Phelps"). A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS or the SEASONS STRATEGIES.

OTHER INFORMATION
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ANCHOR NATIONAL

Anchor National is a stock life insurance company originally organized under the laws of the state of California in April, 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, SunAmerica Asset Management Corporation, SunAmerica Trust Company, and the SunAmerica Financial Network, Inc. (comprising six wholly owned broker-dealers), specialize in retirement savings and investment products and services. Business focuses include fixed and variable annuities, mutual funds and broker-dealer services.

THE SEPARATE ACCOUNT

Anchor National originally established a separate account, Variable Annuity Account Five (the "Separate Account"), under Arizona law on July 8, 1996. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Anchor National. Assets in the Separate Account are not guaranteed by Anchor National.

CUSTODIAN

State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the Separate Account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

THE GENERAL ACCOUNT

Money allocated to the fixed account options goes into Anchor National's general account. The general account consists of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

DISTRIBUTION OF THE CONTRACT

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed 7.5% of your Purchase Payments. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.

From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services is an affiliate of Anchor National, and is a registered as a broker-dealer under the Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

No underwriting fees are paid in connection with the distribution of the contracts.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as deduction of the annual maintenance fee and dollar cost averaging, may be confirmed quarterly. Purchase payments received through the Automatic Payment Plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately.

During the Accumulation and Income Phases, you will receive a statement of your transactions over the past quarter and a summary of your account values. Please contact our Annuity Service Center at 1-800-445-SUN2, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to their respective total assets nor are they material with respect to the Separate Account.

OWNERSHIP

The [Seasons Select II 3-Year] Variable Annuity is a Flexible Payment Group Deferred Annuity contract. We issue a group contract to a contract holder for the benefit of the participants in the group. As a participant in the group, you will receive a certificate which evidences your ownership. As used in this prospectus, the term contract refers to your certificate. In some states, a Flexible Payment Individual Modified Guaranteed and Variable Deferred Annuity contract is available instead. Such a contract is identical to the contract described in this prospectus, with the exception that we issue it directly to the owner.

INDEPENDENT ACCOUNTANTS

[TO BE UPDATED BY AMENDMENT]

REGISTRATION STATEMENT

A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

Additional information concerning the operations of the separate account is contained in a Statement of Additional Information ("SAI"), which is available without charge upon written request addressed to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 445-SUN2. The contents of the SAI are tabulated below.

Separate Account............................................    3
General Account.............................................    4
Performance Data............................................    4
Income Payments.............................................    9
Annuity Unit Values.........................................   10
Taxes.......................................................   13
Distribution of Contracts...................................   18
Financial Statements........................................   18

                          [TO BE UPDATED BY AMENDMENT]

APPENDIX A - CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                                                                                       FISCAL        3/31/00
                                                                                        YEAR            TO
                    SEASONS STRATEGIES                       INCEPTION TO 3/31/99     3/31/00        4/30/00
-----------------------------------------------------------  --------------------   ------------   ------------
---------------------------------------------------------------------------------------------------------------
Growth (Inception Date: 3/4/99)
  Beginning AUV............................................          15.05               15.89          21.30
  End AUV..................................................          15.89               21.30          20.24
  Ending Number of AUs.....................................         31,169           1,653,495      1,871,300
---------------------------------------------------------------------------------------------------------------
Moderate Growth (Inception Date: 3/3/99)
  Beginning AUV............................................          14.25               15.09          19.48
  End AUV..................................................          15.09               19.48          18.62
  Ending Number of AUs.....................................         93,136           1,559,019      1,760,865
---------------------------------------------------------------------------------------------------------------
Balanced Growth (Inception Date: 3/5/99)
  Beginning AUV............................................          13.80               14.05          16.68
  End AUV..................................................          14.05               16.68          16.11
  Ending Number of AUs.....................................         85,553             991,695      1,061,795
---------------------------------------------------------------------------------------------------------------
Conservative Growth (Inception Date: 3/5/99)
  Beginning AUV............................................          13.03               13.21          14.89
  End AUV..................................................          13.21               14.89          14.50
  Ending Number of AUs.....................................         33,892             623,175        629,067
---------------------------------------------------------------------------------------------------------------

                                                                                       FISCAL        3/31/00
                                                                                        YEAR            TO
                     SELECT PORTFOLIOS                       INCEPTION TO 3/31/99     3/31/00        4/30/00
-----------------------------------------------------------  --------------------   ------------   ------------
---------------------------------------------------------------------------------------------------------------
Large Cap Growth (Inception Date: 3/1/99)
  Beginning AUV............................................          10.00               10.68          14.94
  End AUV..................................................          10.68               14.94          13.99
  Ending Number of AUs.....................................         85,647           1,058,317      1,158,071
---------------------------------------------------------------------------------------------------------------
Large Cap Composite (Inception Date: 3/1/99)
  Beginning AUV............................................          10.00               10.41          12.88
  End AUV..................................................          10.41               12.88          12.30
  Ending Number of AUs.....................................         33,347             316,855        361,941
---------------------------------------------------------------------------------------------------------------
Large Cap Value (Inception Date: 3/1/99)
  Beginning AUV............................................          10.00               10.32          10.75
  End AUV..................................................          10.32               10.75          10.79
  Ending Number of AUs.....................................         34,004             531,732        571,490
---------------------------------------------------------------------------------------------------------------
Mid Cap Growth (Inception Date: 3/1/99)
  Beginning AUV............................................          10.00               10.62          18.41
  End AUV..................................................          10.62               18.41          16.85
  Ending Number of AUs.....................................         27,096             529,844        612,249
---------------------------------------------------------------------------------------------------------------

                                                                                          FISCAL        3/31/00
                                                                                           YEAR            TO
                           SELECT PORTFOLIOS                    INCEPTION TO 3/31/99     3/31/00        4/30/00
         -----------------------------------------------------  --------------------   ------------   ------------
         ---------------------------------------------------------------------------------------------------------
         Mid Cap Value (Inception Date: 3/1/99)
           Beginning AUV......................................          10.00              10.10          10.93
           End AUV............................................          10.10              10.93          11.14
           Ending Number of AUs...............................         11,278            297,306        318,151
         ---------------------------------------------------------------------------------------------------------
         Small Cap (Inception Date: 3/1/99)
           Beginning AUV......................................          10.00              10.35          15.00
           End AUV............................................          10.35              15.00          13.56
           Ending Number of AUs                                        22,807            432,850        481,239
         ---------------------------------------------------------------------------------------------------------
         International Equity (Inception Date: 3/1/99)
           Beginning AUV                                                10.00              10.51          13.61
           End AUV............................................          10.51              13.61          12.46
           Ending Number of AUs...............................         23,961            314,634        384,946
         ---------------------------------------------------------------------------------------------------------
         Diversified Fixed Income (Inception Date: 3/10/99)
           Beginning AUV......................................          10.00              10.02          10.00
           End AUV............................................          10.02              10.00           9.96
           Ending Number of AUs...............................         31,762            474,014        513,721
         ---------------------------------------------------------------------------------------------------------
         Cash Management (Inception Date: 3/26/99)
           Beginning AUV......................................          10.00              10.00          10.32
           End AUV............................................          10.00              10.32          10.35
           Ending Number of AUs...............................            970            380,169        235,608
         ---------------------------------------------------------------------------------------------------------

                          FOCUSED PORTFOLIOS
         -----------------------------------------------------  --------------------   ------------   ------------
         ---------------------------------------------------------------------------------------------------------
         Focus Growth*
           Beginning AUV......................................              0                  0              0
           End AUV............................................              0                  0              0
           Ending Number of AUs...............................              0                  0              0

         Focus Growth and Income**
           Beginning AUV......................................              0                  0              0
           End AUV............................................              0                  0              0
           Ending Number of AUs...............................              0                  0              0

         Focus Value***
           Beginning AUV......................................              0                  0              0

         Focus TechNet**
           Beginning AUV......................................              0                  0              0

        * This portfolio was not available for sale in this product until July 5, 2000.

       ** This portfolio was not available for sale in this product until December 29, 2000.

      *** at the maximum charges offered of [0% - 100%]
--------------------------------------------------------------------------------

        AUV-Accumulation Unit Value

        AU-Accumulation Units

APPENDIX B - MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

The market value adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The longer the period of time remaining in the term you initially agreed to leave your money in the fixed investment option, the greater the impact of changing interest rates. The impact of the market value adjustment can be either positive or negative, and is computed by multiplying the amount withdrawn, transferred or annuitized by the following factor:

                                          (N/12)
                            [(1+I/(1+J+L)]       - 1

                      The market value adjustment formula
                          may differ in certain states

where:

              I is the interest rate you are earning on the money invested in the fixed investment option;

              J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the fixed investment option; and

              L is equal to 0.005, except in Florida where it is equal to .0025.

              N is the number of full months remaining in the term you initially agreed to leave your money in the fixed investment option.

EXAMPLES OF THE MARKET VALUE ADJUSTMENT

The examples below assume the following:

          (1) You made an initial Purchase Payment of $10,000 and allocated it to the 10-year fixed investment option at a rate of 5%;

          (2) You make a partial withdrawal of $4,000 when 1 year (12 months) remain in the 10-year term you initially agreed to leave your money in the fixed investment option (N=12); and

          (3) You have not made any other transfers, additional Purchase Payments, or withdrawals.

No withdrawal charges are reflected because your Purchase Payment has been in the contract for nine full years. If a withdrawal charge applies, it is deducted before the market value adjustment. The market value adjustment is assessed on the amount withdrawn less any withdrawal charges.

POSITIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for a new Purchase Payments in the 1-year fixed investment option is 4%.

The market value adjustment factor is

                                             (N/12)
                         = [(1+I/(1+J+0.005)]       - 1
                                                (12/12)
                         = [(1.05)/(1.04+0.005)]        - 1
                                     (1)
                         = (1.004785)    - 1
                         = 1.004785 - 1
                         = +0.004785

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

                         $4,000 X (+0.004785) = +$19.14

$19.14 represents the market value adjustment that would be added to your withdrawal.

NEGATIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year fixed investment option is 6%.

The market value adjustment factor is

                                              (N/12)
                         = [(1+I)/(1+J+0.005)]       - 1
                                                (12/12)
                         = [(1.05)/(1.06+0.005)]        - 1
                                     (1)
                         = (0.985915)    - 1
                         = 0.985915 - 1
                         = -0.014085

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

                         $4,000 X (-0.014085) = -$56.34

$56.34 represents the market value adjustment that will be deducted from the money remaining in the 10-year fixed investment option.

APPENDIX C - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
--------------------------------------------------------------------------------

Capitalized terms used in the Appendix have the same meaning as they have in the Death Benefit section starting on page 22 of the prospectus.

The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of a Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purposes of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, Continuation Net Purchase Payments equal the contract value on the Continuation Date, including the Continuation Contribution.

STANDARD DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the Standard Death Benefit is applicable upon the Continuing Spouse's death we will pay the beneficiary the greater of:

1. Continuation Net Purchase Payments compounded at a 3% annual growth rate until the earlier of Continuing Spouses age 75 or the date of death of the Continuing Spouse, plus any Purchase Payments recorded after the date of death of the Continuing Spouse; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the earlier of age 75 or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

2. The contract value on the date we receive all required paperwork and satisfactory proof of death.

ENHANCED DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the Enhanced Death Benefit is applicable upon the Continuing Spouse's death, we will pay the Beneficiary the applicable death benefit under Option 1 or Option 2:

OPTION 1 - 5% ACCUMULATION:

     The death benefit is the greater of:

        a. The contract value on the date we receive all required paperwork and satisfactory proof of the Continuing Spouse's death; or

        b. Net Purchase Payments made from the original contract issue date including the Continuation Contribution, compounded to the earlier of the Continuing Spouse's 80th birthday or the date of death at a 5% annual growth rate, plus any Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Net Purchase Payments.

If the Continuing Spouse dies after the latest Annuity Date and the [5%] Accumulation option applied, any death benefit payable under the contract will be the Standard Death Benefit as described above. The Continuing Spouse's beneficiary will not receive any benefit from the Enhanced Death Benefit.

OPTION 2 - MAXIMUM ANNIVERSARY VALUE:

     If the continuing Spouse is younger than age 95 at the time of death, the death benefit is the greatest of:

        a. Continuation Net Purchase Payments; or

        b. The contract value on the date we receive all required paperwork and satisfactory proof of the Continuing Spouse's death; or

        c. The maximum anniversary value on any contract anniversary (of the original issue date) occurring after the Continuation Date prior to the Continuing Spouse's 81st birthday. The anniversary value equals the value on the contract anniversary plus any Purchase Payments recorded after that anniversary; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after that anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

If the Continuing Spouse is age 95 or older at the time of death and the Maximum Anniversary Value option applied, the death benefit will be equal to the contract value on the date we receive all required paperwork and satisfactory proof of death.

EARNINGS ADVANTAGE BENEFIT FOR SPOUSAL CONTINUATION:

If the original owner's Earnings Advantage remained in effect upon continuation, the Earnings Advantage benefit may increase the death benefit amount. The Earnings Advantage benefit is only available if the original owner elected the feature and it has not been discontinued or terminated. If the Continuing Spouse had earnings in the contract at the time of his/her death, we will add a percentage of those earnings (the "Earnings Advantage Percentage"), subject to a maximum dollar amount (the "Maximum Earnings Advantage Percentage"), to the death benefit payable.

The Contract Year of Death (from Continuation Date forward) will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:

 -------------------------------------------------------------------------------------------------------------------
                                        EARNINGS ADVANTAGE
 CONTRACT YEAR OF DEATH                     PERCENTAGE                   MAXIMUM EARNINGS ADVANTAGE PERCENTAGE
--------------------------------------------------------------------------------------------------------------------
                                                                        [0% - 100%] of Continuation Net Purchase
 Years [0 - 10+]                     [0% - 100%] of Earnings                            Payments*
--------------------------------------------------------------------------------------------------------------------

* PURCHASE PAYMENTS RECEIVED AFTER THE 5(TH) ANNIVERSARY FOLLOWING THE CONTINUATION DATE MUST REMAIN IN THE CONTRACT FOR AT LAST 6 FULL MONTHS TO BE INCLUDED AS PART OF THE NET PURCHASE PAYMENTS FOR THE PURPOSE OF THE MAXIMUM EARNINGS ADVANTAGE PERCENTAGE CALCULATION.

What is the Contract Year of Death?
Contract Year of Death is the number of full 12 month periods starting on the Continuation Date and ending on the Continuing Spouse's date of death.

What is the Earnings Advantage amount?
We determine the Earnings Advantage amount based upon a percentage of earnings in the contract at the time of the Continuing Spouse's death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

     (1) equals the contract value on the Continuing Spouse's date of death;

     (2) equals the Continuation Net Purchase Payment(s).

What is the Maximum Earnings Advantage amount?
The Earnings Advantage amount is subject to a maximum. The Maximum Earnings Advantage amount is a percentage of the Continuation Net Purchase Payments.

The Earnings Advantage benefit will only be paid if the Continuing Spouse's date of death is prior to the latest Annuity Date.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME.

APPENDIX D - PREMIUM TAXES
--------------------------------------------------------------------------------

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the current premium tax rates in those states that assess a premium tax. For current information, you should consult your tax adviser.

                                                              QUALIFIED   NON-QUALIFIED
                           STATE                              CONTRACT      CONTRACT
                           -----                              ---------   -------------
California..................................................    0.50%         2.35%
Maine.......................................................       0%         2.00%
Nevada......................................................       0%         3.50%
South Dakota................................................       0%         1.25%
West Virginia...............................................    1.00%         1.00%
Wyoming.....................................................       0%         1.00%

--------------------------------------------------------------------------------

 Please forward a copy (without charge) to the Seasons Select(II) 3-Year Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)

       ------------------------------------------------------------------
         Name

       ------------------------------------------------------------------
         Address

       ------------------------------------------------------------------
         City/State/Zip

       ------------------------------------------------------------------

       Date: ____________  Signed:_______________________________________

 Return to: Anchor National Life Insurance Company, Annuity Service Center,
 P.O. Box 52499, Los Angeles, California 90054-0299
--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

          FIXED AND VARIABLE GROUP DEFERRED ANNUITY CONTRACTS ISSUED BY

                VARIABLE ANNUITY ACCOUNT FIVE (Portion Related to
                  [Seasons Select II 3-Year] Variable Annuity)

                DEPOSITOR: ANCHOR NATIONAL LIFE INSURANCE COMPANY


This Statement of Additional Information is not a prospectus; it should be read with the prospectus dated November 1, 2001, relating to the annuity contracts described above, a copy of which may be obtained without charge by calling 800/445-SUN2 or by written request addressed to:


                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                  PO. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299



   THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS NOVEMBER 1, 2001.

TABLE OF CONTENTS
Separate Account............................................    2

General Account.............................................    2

Performance Data............................................    3

Annuity Payments............................................    7

Annuity Unit Values.........................................    7

Taxes.......................................................   10

Distribution of Contracts...................................   14

Financial Statements........................................   14


SEPARATE ACCOUNT
--------------------------------------------------------------------------------

Variable Annuity Account Five was originally established by Anchor National Life Insurance Company (the "Company") on July 3, 1996 pursuant to the provisions of Arizona law, as a segregated asset account of the Company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct.

Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

The separate account is divided into SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES, with the assets of each SELECT PORTFOLIO, FOCUSED PORTFOLIO and STRATEGY invested in the shares of one or more underlying investment portfolios. The Company does not guarantee the investment performance of the separate account, its SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES or the underlying investment portfolios. Values allocated to the separate account and the amount of variable annuity payments will vary with the values of shares of the underlying investment portfolios, and are also reduced by insurance charges and fees.

The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying investment portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).

GENERAL ACCOUNT
--------------------------------------------------------------------------------

The General Account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the one, three, five, seven or ten year fixed investment option and/or the 6-month or 1-year DCA fixed account(s) available in connection with the general account, as elected by the owner purchasing a contract. Assets supporting amounts allocated to a fixed investment option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

PERFORMANCE DATA
--------------------------------------------------------------------------------

From time to time the separate account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of Seasons Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

The Separate Account may advertise "total return" data for its SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and STRATEGIES. Total return figures are based on historical data and are not intended to indicate future performance. The "total return" for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a contract funded by that SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.) The effect of applicable Withdrawal Charges due to the assumed redemption will be reflected in the return figures, but may be omitted in additional return figures given for comparison.

CASH MANAGEMENT PORTFOLIO [TO BE UPDATED BY AMENDMENT]

Inception of the Cash Management portfolio occurred on March 26, 1999. The annualized current yield and effective yield for the Cash Management Portfolio
for the seven day period ended               , were as follows    % and    %,
respectively:

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

                   Base Period Return = (EV - SV - CMF)/(SV)

    where:

        SV = value of one Accumulation Unit at the start of a 7 day period

        EV = value of one Accumulation Unit at the end of the 7 day period

        CMF = an allocated portion of the [$35] annual Contract Maintenance Fee, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or STRATEGIES and the general account so that each SELECT PORTFOLIO'S, FOCUSED PORTFOLIO'S and/or STRATEGY's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or STRATEGY. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

                 Current Yield = (Base Period Return) x (365/7)


The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:


     Effective Yield = [(Base Period Return + 1) TO THE POWER OF 365/7 - 1]


The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments. But also on factors such as an owner's account size (since the impact of fixed dollar charges will be greater for small accounts than for larger accounts.)


Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.


OTHER PORTFOLIOS

The Portfolios of the separate account other than the Cash Management Portfolio compute their performance data as "total return."

Total return for a Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return
(T) is computed so that it satisfies the formula:

                       P (1 + T) TO THE POWER OF n = ERV

    where:

        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)

Standardized performance for the Portfolios and Strategies available in this contract reflect total returns using the three year surrender charge schedule.

We may, from time to time, advertise other variations of performance along with the standardized performance as described above.

The total return figures reflect the effect of both non-recurring and recurring charges. The applicable Withdrawal Charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance. Variable Annuity Account Five also funds other contracts which have been in existence longer than the Seasons Select II 3-Year Variable Annuity. Sales of Seasons Select II 3-Year will not begin until November 1, 2001. The one year and since inception numbers for the STRATEGIES and SELECT PORTFOLIOS are based on historical data (which is adjusted for the fees and charges applicable to Seasons Select II 3-Year) and represent adjusted actual performance of the separate account.

These rates of return do not reflect election of the optional Seasons Estate Advantage, Earnings Enhancement and/or Income Protector features. As a fee is charged for these features, the rates of return would be lower if these features were included in the calculations. Total return figures are based on historical data and are not intended to indicate future performance.

                          [TO BE UPDATED BY AMENDMENT]


TOTAL ANNUAL RETURN FOR THE PERIOD ENDING APRIL 30, 2000 (RETURN WITH/WITHOUT REDEMPTION) [TO BE UPDATED BY AMENDMENT]




                                                1 YEAR RETURN      SINCE FUND INCEPTION**
                                           ----------------------  ----------------------
STRATEGIES                 INCEPTION DATE      W           W/O         W           W/O
----------                 --------------  ----------  ----------  ----------  ----------
Growth...................     4/15/97
Moderate Growth..........     4/15/97
Balanced Growth..........     4/15/97
Conservative Growth......     4/15/97


                                                1 YEAR RETURN       SINCE FUND INCEPTION
                                           ----------------------  ----------------------
SELECT PORTFOLIOS          INCEPTION DATE      W           W/O         W           W/O
-----------------          --------------  ----------  ----------  ----------  ----------
Large Cap Growth.........     3/1/99
Large Cap Composite......     3/1/99
Large Cap Value..........     3/1/99
Mid Cap Growth...........     3/1/99
Mid Cap Value............     3/1/99
Small Cap................     3/1/99
International Equity.....     3/1/99
Diversified Fixed
Income...................     3/10/99


FOCUSED PORTFOLIOS
------------------
Focus Growth*............       N/A           N/A          N/A         N/A         N/A
Focus Growth and Income*.       N/A           N/A          N/A         N/A         N/A
Focus Value*.............
Focus TechNet*...........       N/A           N/A          N/A         N/A         N/A


These rates of return do not reflect election of the optional Income Protector Program, Seasons Estate Advantage or the Earnings Advantage. The rates of return would be lower if these optional features were included in the calculations.

*   This portfolio was not available for sale in fiscal year 2000.

** These rates of return were calculated utilizing Seasons rates for the related periods, adjusting for differences in fees.

ANNUITY PAYMENTS
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INITIAL ANNUITY PAYMENT

The initial annuity payment is determined by taking the contract value, less any premium tax, less any Market Value Adjustment that may apply in the case of a premature annuitization of CERTAIN guarantee amounts, and then applying it to the annuity table specified in the contract. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent monthly variable annuity payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS

For a fixed annuity, the amount of the second and each subsequent monthly annuity payment is the same as that determined above for the first monthly payment.

The amount of the second and each subsequent monthly variable annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit Value as of the day preceding the date on which each annuity payment is due.

INCOME PAYMENTS UNDER THE INCOME PROTECTOR FEATURE

If contract holders elect to begin Income Payments using the Income Protector feature, the Income Benefit Base is determined as described in the prospectus. The initial monthly Income Payment is determined by applying the annuitization factor specifically designated for use in conjunction with the Income Protector feature (either in the Contract or in the Endorsement) to the Income Benefit Base and then dividing by 1,000. The Income Benefit Base must be divided by 1,000 since the annuitization factors included in those tables are based on a set amount per $1,000 of Income Benefit Base. The amount of the second and each subsequent Income Payment is the same as the first monthly payment. The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated Joint Annuitant, if any, and the Income Option selected.

ANNUITY UNIT VALUES
--------------------------------------------------------------------------------

The value of an Annuity Unit is determined independently for each SELECT PORTFOLIO, FOCUSED PORTFOLIO and STRATEGY. The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY exceeds 3.5010, variable annuity payments derived from allocations to that SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the SELECT PORTFOLIOS, FOCUSED PORTFOLIOS and/or STRATEGIES elected, and the amount of each annuity payment will vary accordingly.

For each SELECT PORTFOLIO, FOCUSED PORTFOLIO and/or STRATEGY, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY for a certain month is determined by dividing (a) by (b) where:

(a) is the Accumulation Unit value of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY determined as of the end of that month, and

(b) is the Accumulation Unit value of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY determined as of the end of the preceding month.

The NIF for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY for a given month is a measure of the net investment performance of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change; a NIF greater than 1.000 results from an increase; and a NIF less than 1.000 results from a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of the shares of the underlying investment portfolios in which the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY invests; it is also reduced by separate account asset charges.

ILLUSTRATIVE EXAMPLE

Assume that one share of a given SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                              NIF = ($11.46/$11.44)

                                  = 1.00174825

ILLUSTRATIVE EXAMPLE

The change in Annuity Unit value for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based. For example, if the net investment rate for a SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                        1/[(1.035)/\(1/12)] = 0.99713732

In the example given above, if the Annuity Unit value for the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

               $10.103523 x 1.00174825 x 0.99713732 = $10.092213

To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

The Net Investment Factor (NIF) measures the performance of the funds that are the basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF)/(1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is greater than one and payments are increased. If the NIF is less than the AIR, then this proportion is less than one and payments are decreased.

VARIABLE ANNUITY PAYMENTS

ILLUSTRATIVE EXAMPLE

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's Account Value is equal to 7543.2456 x $15.432655 = $116,412.31).
Assume also that the Annuity Unit value for the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity payment date is $13.327695.

P's first variable annuity payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly annuity payments for each $1,000 of applied contract value, P's first variable annuity payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

             First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $630.95/$13.256932 = 47.593968

P's second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

               Second Payment = 47.593968 x $13.327695 = $634.32

The third and subsequent variable annuity payments are computed in a manner similar to the second variable annuity payment.


Note that the amount of the first variable annuity payment depends on the contract value in the relevant SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY on the Annuity Date and thus reflects the investment performance of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY). The net investment performance of the SELECT PORTFOLIO, FOCUSED PORTFOLIO or STRATEGY during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.


TAXES
--------------------------------------------------------------------------------

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as a tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A contract owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity payments under the annuity payment option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Non-qualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code (other than (1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION--SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying annuity variable contracts such as the contracts. The regulations amplify the diversification requirements for variable annuity contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

TAX TREATMENT OF GIFTING A CONTRACT

If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

TRUSTEE TO TRUSTEE TRANSFERS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs). Withdrawals can only be made when an owner: (1) reaches age 59-1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. These restrictions do not apply to amounts transferred to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7).

TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case,the amount of the partial withdrawal may be includable in taxable income and subject to the 10% penalty if the owner is under age 59 1/2.

If you own a Qualified Contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified Contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified Contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This Contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) H.R. 10 PLANS

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) ROTH IRA

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular IRA under Section 408(b) of the Code, contributions to a Roth IRA are not made on a tax deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Certain persons may be eligible to convert a regular IRA into a Roth IRA, and the resulting income tax may be spread over four years if the conversion occurs before January 1, 1999. If and when Contracts are made available for use with Roth IRAs they may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency.

(e) CORPORATE PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) DEFERRED COMPENSATION PLANS--SECTION 457

Under Section 457 of the Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation plans. The amounts deferred under a Plan which meets the requirements of Section 457 are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. Furthermore, the Code provides additional requirements and restrictions regarding eligibility, contributions and distributions.


All of the assets and income of a Plan established by a governmental employee after August 23, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 23, 1995 may be amended to satisfy the trust and exclusive benefit requirements any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a Plan of a tax exempt non-governmental employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the plan is not an eligible plan within the meaning of Section 457(b). In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.


In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency as defined in the Code.


Under present federal tax law, amounts accumulated in a Plan under section 457 cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other plans under section 457.

DISTRIBUTION OF CONTRACTS
--------------------------------------------------------------------------------

The contracts are offered through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
[TO BE UPDATED BY AMENDMENT]

As of the date of this Statement of Additional Information, sale of the Seasons Select II 3-Year Variable Annuity Contracts had not begun. Therefore, Financial Statements of Variable Annuity Account Five (Portion Related to the Seasons Select II 3-Year Variable Annuity) are not contained herein.

                           PART C -- OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements

    The following financial statements are included in Part B of the Registration Statement:

                          [TO BE UPDATED BY AMENDMENT]

Audited consolidated financial statements of Anchor National Life Insurance Company at ____________.

Audited Financial Statements of Variable Annuity Account Five (Portion relating to the [Seasons Select II 3-Year] Variable Annuity) do not appear herein as sales have not yet begun.


(B)  EXHIBITS

(1)        Resolutions Establishing Separate Account.............................  ***

(2)        Custody Agreements....................................................  ***

(3)        (a) Form of Distribution Contract.....................................  ++
           (b) Form of Selling Agreement.........................................  ***

(4)        (a) Seasons Select II 3-Year Variable Annuity Contract................  ++
           (b) Seasons Select II 3-Year Individual Retirement Annuity
               Endorsement.......................................................  ++
           (c) Purchase Payment Accumulation Optional Death Benefit Endorsement..  ++
           (d) Maximum Anniversary Value Optional Death Benefit Endorsement......  ++
           (e) Spousal Continuation Death Benefit Endorsement....................  ++
           (f) Optional Income Benefit Endorsement...............................  ++
           (g) Death Benefit Endorsement.........................................  ++

(5)        (a) Seasons Select II 3-Year Application for Contract.................  ++
           (b) Seasons Select II 3-Year Participation Enrollment Form............  ++

(6)        Depositor -- Corporate Documents
           (a) Certificate of Incorporation......................................  ***
           (b) By-Laws...........................................................  *

(7)        Reinsurance Contract..................................................  +

(8)        Seasons Series Trust Fund Participation Agreement.....................  ***

(9)        Opinion of Counsel....................................................  ++
           Consent of Counsel....................................................  ++
(10)       Consent of Independent Accountants....................................  ++

(11)       Financial Statements Omitted from Item 23.............................  +

(12)       Initial Capitalization Agreement......................................  +

(13)       Performance Computations..............................................  ++

(14)       Diagram and Listing of All Persons Directly or Indirectly Controlled
            By or Under Common Control with Anchor National Life Insurance
            Company, the Depositor of Registrant.................................  *

(15)       Powers of Attorney....................................................  *

--------------------

*       Filed Herewith

** Filed with Variable Annuity Five and Anchor National Registration Statement 333-08877, Post-Effective Amendment 9, on September 25, 2000.

*** Filed with Variable Annuity Account Five and Anchor National Registration Statement 333-08859, 811-7727, Pre-Effective Amendment 1 on March 11, 1997.

**** Filed with Variable Annuity Account Five and Anchor National Registration Statement 333-08859, 811-7727, Post-Effective Amendment 8 and 9 on April 7, 2000.

***** Filed with Variable Account Five and Anchor National Registration Statement 333-08859, 811-7727, Post-Effective Amendment 9 and 10, on July 19, 2000.

+       Not Applicable.

++      To be filed by Amendment.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

NAME                                                 POSITION
----                                                 --------
Jay S. Wintrob                                       Director and President and Chief Executive Officer
Jana W. Greer                                        Director and Senior Vice President
James R. Belardi                                     Director and Senior Vice President
N. Scott Gillis                                      Director and Senior Vice President
Edwin R. Raquel                                      Senior Vice President and Chief Actuary
Marc H. Gamsin                                       Director and Senior Vice President
Mark A. Zaeske                                       Treasurer
J. Franklin Grey                                     Vice President
Maurice Hebert                                       Vice President and Controller
Edward P. Nolan*                                     Vice President
Gregory M. Outcalt                                   Senior Vice President
Scott H. Richland                                    Vice President
P. Daniel Demko, Jr.                                 Vice President
Stewart R. Polakov                                   Vice President
Lawrence M. Goldman                                  Vice President and Assistant Secretary
Christine A. Nixon                                   Vice President and Secretary
Virginia N. Puzon                                    Assistant Secretary

----------------

*88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

    The Registrant is a separate account of Anchor National Life Insurance Company (Depositor). Depositor is a subsidiary of American International Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14, of this Registration Statement which is filed herein. As of January 4, 1999, Anchor National became an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787 filed April 2, 2001.

ITEM 27. NUMBER OF CONTRACT OWNERS

    Contracts funded by the Variable Annuity Account Five of Anchor National Life Insurance Company (Portion relating to the Seasons Select II 3-Year Variable Annuity) have not yet begun.

ITEM 28. INDEMNIFICATION

    None.

ITEM 29. PRINCIPAL UNDERWRITER

    SunAmerica Capital Services, Inc. serves as distributor to the Registrant, Variable Annuity Account Five, Presidential Variable Account One, Variable Separate Account, FS Variable Separate Account, Variable Annuity Account One, FS Variable Annuity Account One, Variable Annuity Account Four and Variable Annuity Account Seven. SunAmerica Capital Services, Inc. also serves as the underwriter to the SunAmerica Income Funds, SunAmerica Equity Funds, SunAmerica Money Market Funds, Inc., Style Select Series, Inc. and the

SunAmerica Strategic Investment Series, Inc., all issued by Sunamerica Asset Management Corp.

    Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

NAME                                      POSITION WITH DISTRIBUTOR
----                                      -------------------------
Peter A. Harbeck                          Director
J. Steven Neamtz                          Director & President
Robert M. Zakem                           Director, Executive Vice President, General Counsel
                                          & Assistant Secretary
James Nichols                             Vice President
Debbie Potash-Turner                      Controller
Christine A. Nixon                        Secretary
Lawrence M. Goldman                       Assistant Secretary
Virginia N. Puzon                         Assistant Secretary

                                          NET DISTRIBUTION        COMPENSATION ON
                                            DISCOUNTS AND           REDEMPTION OR          BROKERAGE
NAME OF DISTRIBUTOR                          COMMISSIONS            ANNUITIZATION         COMMISSIONS        COMMISSIONS*
-------------------                       -----------------       ---------------         -----------        ------------
SunAmerica Capital Services, Inc.               None                    None                  None               None

------------------

*Distribution fee is paid by Anchor National Life Insurance Company.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

    Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

    State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.

ITEM 31. MANAGEMENT SERVICES

    Not Applicable.

ITEM 32. UNDERTAKINGS

    Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

ITEM 33. REPRESENTATION

a) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
    Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: The Company represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES

      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 27th day of July, 2001.


                                    VARIABLE ANNUITY ACCOUNT FIVE
                                    (Registrant)


                                    ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                    (Depositor)

                                    By:          /s/ JAY S. WINTROB
                                        ---------------------------------------
                                                     Jay S. Wintrob
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                    ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                    (Depositor)

                                    By:          /s/ JAY S. WINTROB
                                        ---------------------------------------
                                                     Jay S. Wintrob
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

    As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

                SIGNATURE                                      TITLE                             DATE
-------------------------------------------       -----------------------------              -------------
                                                   President, Chief Executive
          /s/ JAY S. WINTROB                          Officer and Director
-------------------------------------------       (Principal Executive Officer)              July 27, 2001
              Jay S. Wintrob


          /s/ MARC H. GAMSIN                        Senior Vice President and                July 27, 2001
-------------------------------------------                 Director
              Marc H. Gamsin


          /s/ N. SCOTT GILLIS                        Senior Vice President and               July 27, 2001
-------------------------------------------        Director (Principal Financial
              N. Scott Gillis                                Officer)


         /s/ JAMES R. BELARDI                        Senior Vice President and               July 27, 2001
-------------------------------------------                  Director
             James R. Belardi


           /s/ JANA W. GREER                         Senior Vice President and               July 27, 2001
-------------------------------------------                 Director
               Jana W. Greer


         /s/ MAURICE A. HEBERT
-------------------------------------------        Vice President and Controller             July 27, 2001
             Maurice A. Hebert                     (Principal Accounting Officer)


Date: July 27, 2001

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -------------------------------------------------------------
(6b)             By Laws of Anchor National Life Insurance Company
(14)             Diagram
(15)             Power of Attorney